SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Notice of Shareholders’ Meeting 2023
•	Eni Board of Directors Report AGM 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: March 30, 2023

Eni S.p.A.	Published on March 30, 2023
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2023

Notice of Ordinary and Extraordinary Shareholders’ Meeting

Shareholders of Eni S.p.A. (hereinafter «Eni» or «Company») are hereby invited to attend the Ordinary and Extraordinary Shareholders’ Meeting which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, on May 10, 2023 at 10:00 am, on single call, to discuss and decide on the following

Agenda

(ordinary part)

1.	Eni S.p.A. financial statements at December 31, 2022. Related resolutions. Presentation of consolidated financial statements at December 31, 2022. Reports of the Directors, the Board of Statutory Auditors and the Audit Firm.
2.	Allocation of net profit.
3.	Determination of the number of members of the Board of Directors.
4.	Determination of the Directors’ term of office.
5.	Appointment of the Directors.
6.	Appointment of the Chairman of the Board of Directors.
7.	Determination of the remuneration of the Chairman of the Board of Directors and the Directors.
8.	Appointment of the Statutory Auditors.
9.	Appointment of the Chairman of the Board of Statutory Auditors.
10.	Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of standing Statutory Auditors.
11.	Long term incentive Plan 2023-2025 and disposal of Eni treasury shares to serve the Plan.
12.	Report on remuneration policy and remuneration paid (Section I): 2023-2026 remuneration policy.
13.	Report on remuneration policy and remuneration paid (Section II): remuneration paid in 2022.
14.	Authorisation for the purchase and disposal of treasury shares; related and consequent resolutions.
15.	Use of available reserves for and in place of the 2023 dividend.

(extraordinary part)

16.	Reduction and use of the reserve pursuant to Law 342/2000 for and in place of the 2023 dividend.
17.	Cancellation of Eni treasury shares, without reduction of the share capital and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

18.	Cancellation of any treasury shares to be purchased under the terms of the authorisation pursuant to item 14 on the agenda of the ordinary part, without reduction of the share capital, and consequent amendments to Article 5 of the By-laws; related and consequent resolutions.

***

1. Procedures for holding the Shareholders’ Meeting

In accordance with Article 106, fourth paragraph, second sentence, of Decree Law no. 18 of March 17, 2020 containing “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, ratified by Law no. 27 of April 24, 2020, and Decree Law no. 198 of December 29, 2022, ratified by Law no. 14 of February 24, 2023, extending the measures of Art. 106 to the Shareholders’ Meetings held by July 31, 2023, participation in the Shareholders’ Meeting shall take place solely through the Shareholders’ representative designated pursuant to Article 135-undecies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) as identified in paragraph 5 below (hereinafter “Shareholders’ Representative”). The Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of T.U.F., in derogation from the provisions of Article 135-undecies, paragraph 4, of that decree, as indicated in paragraph 5 below. In accordance with the provisions of Article 106, paragraph 2, of the aforementioned decree, without prejudice to the foregoing, the other persons whose participation in the Shareholders' Meeting is required in order to guarantee the regular conduct of the Meeting may also participate by telecommunication systems that guarantee their identification, without it in any case being necessary that the Chairman, the Secretary and the notary are in the same location.

2. Right to attend and to vote at the Shareholders’ Meeting

Pursuant to Article 83-sexies of the T.U.F. and Article 13.2 of the By-laws and in accordance with the provisions of Article 106 of Decree Law no. 18/2020, those entitled to attend and to vote at the Shareholders’ Meeting, exclusively through the Shareholders’ Representative, are those on behalf of whom the intermediary authorized pursuant to applicable regulations has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (April 28, 2023 – the record date).

Eni S.p.A.	Published on March 30, 2023
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2023

The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 5, 2023). The right to attend and to vote in the Shareholders’ Meeting, exercised exclusively through the Shareholders’ Representative, is ensured even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to exercise the right to participate and to vote in the Meeting and, therefore, shall not grant a proxy to the Shareholders’ Representative. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorised intermediary, who will have them dematerialised in the Central Depository System, and shall then request the above-mentioned statement of attendance. The right to attend and vote in the Shareholders' Meeting is subject to the applicable regulatory provisions and is allowed within the limits of any sanctions and restrictive measures, adopted at national and international level, pro tempore in force.

3. Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote for which the Company has received within the third day following the record date (May 2), according to the procedures indicated on the website, the statement provided by the authorised intermediary attesting ownership of Eni shares pursuant to applicable legislation (see paragraph 2 above), may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on April 28, 2023; the Company does not guarantee an answer to the questions received after that deadline.

The questions may be sent a) by e-mail at the address segreteriasocietaria.azionisti@eni.com, b) by certified e-mail at the address corporate_sesocorp@pec.eni.com or c) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting. Questions received by the above deadline will be answered by May 7, 2023, through publication of the answer in the appropriate section of the Company’s website devoted to the Shareholders’ Meeting. Eni has decided to bring the time limit for providing answers forward with respect to the legal deadline in order to give Shareholders the time necessary to make an informed decision in granting any proxy to the Shareholders’ Representative.

The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section.

Further information is available on the Company's website.

4. Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorised attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified e-mail to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline.

2

Eni S.p.A.	Published on March 30, 2023
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2023

In any case, proposed resolutions on the items in the agenda may be presented individually and solely, through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote.

Shareholders entitled to submit these proposals may inform the Company of their intention to present them in the Meeting by April 24, 2023 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com.

The Company will publish these proposals on its website by May 2, 2023 to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative. Entitlement to submit proposals shall be certified by the communication provided for by Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote, which must be received by 6:00 p.m. (CET) on May 2, 2023 and certifying the right to vote as at the record date (April 28, 2023).

Shareholders' right to use the means of communication available to them to inform other Shareholders of the proposals they intend to submit at the Shareholders' Meeting shall be unaffected.

In the event of proposals for resolutions on the items on the agenda as alternatives to those submitted by the Board, the Board proposal will be put to a vote (unless it is withdrawn) and, only if this proposal is rejected, will the Shareholders' proposals be put to a vote. These proposals, even without a proposal from the Board, will be submitted to the Shareholders' Meeting starting from the proposal submitted by the Shareholders who represent the largest percentage of share capital. Only if the proposal put to a vote is rejected will the next proposal in order of amount of capital represented be put to a vote.

For the purposes of its publication, as well as in relation to the holding of the Shareholders' Meeting, the Company reserves the right to verify the relevance of the proposals with respect to the items on the agenda, their completeness, their compliance with the applicable legislation and the entitlement of the requesting Shareholders to submit the proposals.

Further information will be available on the Company's website.

5. Proxies conferred on the Shareholders’ Representative designated by the Company

5.1. Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Studio Legale Trevisan & Associati, in the person of Mr. Dario Trevisan (or his substitutes in case of impediment), as the representative to whom Shareholders may confer their proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy pursuant to Article 135-undecies of the T.U.F. must be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting, or, in compliance with applicable regulations, at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders’ meeting (no later than 23:59 on May 8, 2023), using one of the following alternative procedures: (i) for proxies signed in the original, sent by courier or registered mail with return receipt, at the following address:

Studio Legale Trevisan & Associati

Viale Majno, 45

20122 - Milan - Italy

or (ii) for proxies signed with a qualifying electronic signature or digital signature, at the certified e-mail address: rappresentante-designato@pec.it.

The proxy and related voting instructions pursuant to Article 135-undecies of the T.U.F. can always be revoked by the above deadline. The proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

5.2. In accordance with the provisions of Decree Law no. 18/2020, the Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of the T.U.F., by those who have the right to vote.

Proxies or sub-proxies - which shall be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting - must be received, for organisational reasons, by 12:00 noon on May 9 to Studio Legale Trevisan, & Associati, using one of the following alternative procedures: (i) by post at the address indicated in point 5.1 or (ii) by certified e-mail to: rappresentante-

3

Eni S.p.A.	Published on March 30, 2023
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2023

designato@pec.it or to the e-mail address: rappresentante-designato@trevisanlaw.it.

Proxies or sub-proxies must be also notified, without voting instructions, for organisational reasons, to the Company, by 12:00 noon on May 9: a) by certified e-mail at the following address: corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting, in accordance with the procedures specified therein.

The proxy and sub-proxy and related voting instructions given to the Shareholders’ Representative may always be revoked in the same procedures specified for the conferment. A proxy form will be available on the Company’s website dedicated to the Shareholders' Meeting or, in compliance with applicable regulations, at the Company’s registered office. The proxy or the sub-proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

The right to grant the proxies referred to in points 5.1 and 5.2 shall be certified by the notice provided for in Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote (see paragraph 2 above).

Further information will be available on the Company's website.

The Shareholders’ Representative is available to Shareholders for further clarifications at the toll-free number 800 134 679 and at the certified e-mail address rappresentante-designato@pec.it.

6. Holders of ADRs

The owners of ADRs, listed on the New York Stock Exchange, with each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary as at April 3, 2023, shall be entitled to exercise of their voting rights in accordance with the deposit and registration requirements contained in the “ADR Deposit Agreement”, without prejudice to the provisions of paragraph 1 of this notice.

7. Appointment of the Directors and the Statutory Auditors

Pursuant to Articles 147-ter and 148 of the T.U.F. and Articles 17.3 and 28.2 of the By-laws, the Board of Directors and the Board of Statutory Auditors are appointed by the Shareholders’ Meeting on the basis of slates presented by the Shareholders. Only those

Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. The related statement provided by the authorized intermediary may be submitted to the Company, with the same procedures indicated below, after the filing provided that it is sent by 6:00 p.m. (CET) on April 19, 2023.

The slates must be filed at the Company’s registered office in compliance with applicable regulations by April 17, 2023, together with the additional documentation required by applicable law and regulations.

The deadline for the filing of the slates would be on Saturday April 15, but it is extended to Monday April 17, 2023, which is the first following working day, in order to facilitate Shareholders in the presentation of slates.

Slates may be filed by certified e-mail at the address corporate_sesocorp@pec.eni.com.

For further information, please contact the Corporate Secretary’s Office at the e-mail address segreteriasocietaria.azionisti@eni.com or call the toll-free number 800 940 924.

For the submission, filing and publication of slates, please refer to the provisions of Articles 17 and 28 of the By-laws, the Company’s website and the report of the Board on the items on the agenda of the Shareholder’s Meeting, which will be available on the aforementioned website as provided by law.

With regard to the appointment of the Statutory Auditors, if as of the deadline noted above (April 17, 2023) only one slate, or only slates presented by Shareholders who are affiliated pursuant to Article 144-quinquies of the Consob Issuers Regulation, have been deposited, the deadline for presenting slates pursuant to Article 144-sexies, paragraph 5, of the Consob Issuers Regulation shall be postponed until the third day following that date (i.e. April 18, 2023). In such case, the threshold established for the presentation of slates is reduced by half (i.e. 0.25% of the share capital).

Articles 17.3 and 28.2 of the By-laws –- contain specific provisions on the composition of the slates. In particular, with regard to the appointment of the Board of Directors, Article 17.3 of the By-laws provides that at least two-fifths of the Board shall be made up of Directors of the less represented gender, rounding up to the next whole number, except in the case where the number of

4

Eni S.p.A.	Published on March 30, 2023
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2023 members of the Board is equal to three, in which case the number of positions shall be rounded down to the next whole number, as indicated by Consob. Slates with a number of candidates for Director equal to or greater than three must include candidates of different genders. Slates seeking to participate in the appointment of the majority of the members of the Board, made up of more than three candidates, must reserve two-fifths of the positions to the less represented gender, rounding up to the next whole number.

If the number of members of the Board is nine, in accordance with the proposal of the Board to the Shareholders’ Meeting, the number of members belonging to the less represented gender must be equal to four.

Accordingly, Shareholders who intend to present a slate seeking to participate in the appointment of the majority of the members of the Board shall include three candidates of different gender from that of the other candidates if there are six candidates on the slate, and two candidates of the less represented gender if there are five candidates on the slate. If the Shareholders’ Meeting decides that the number of members of the Board shall be fewer than nine, the Directors to be elected shall be drawn from the slates in the progressive order in which they are listed.

With regard to the appointment of the Board of Statutory Auditors, Article 28.2 of the By-laws establishes that two of the positions of standing Statutory Auditor shall be reserved for the less represented gender. Shareholders that intend to submit a slate containing three or more candidates for the positions of standing and alternate Statutory Auditor shall include candidates of different gender in the section for standing Statutory Auditors. If two candidates are indicated in the section for alternate Statutory Auditors, they must be of different genders.

The Board of Directors and the Board of Statutory Auditors have expressed their advice on the composition of the new Board of Directors and Board of Auditors to the Shareholders, which has been made public and will be attached to the report of the Board on the items on the agenda of the Shareholder’s Meeting on the items on the agenda of the Shareholder’s Meeting. The Corporate Governance Code, which the Company adopts, recommends requiring those presenting a list for the appointment of the Board of Directors that contains a number of candidates greater than half of the members to be elected, to provide adequate information, in the documentation presented for the filing of the slate, regarding the compliance of the list with the orientation (published in a specific section of the Company's website dedicated to the Shareholders' Meeting) expressed by the Board of Directors, also with reference to the diversity criteria established by principle VII and by the recommendation 8 of the Corporate Governance Code, and to indicate their candidate for the Chairman of the Board of Directors. Shareholders who present a slate for the appointment of the Board of Directors and/or the Board of Statutory Auditors are also invited to ensure that the slate presented is accompanied by all the information necessary to allow Shareholders to consciously express their vote, including the indication of the possible suitability of the candidates for Directors and Statutory Auditors to qualify as independent based on the provisions of recommendation 7 of the Corporate Governance Code. Recall also that pursuant to recommendation 5 of the Corporate Governance Code, independent Directors, pursuant to the Code itself, constitute at least half of the administrative body.

The slates will be made available to the public by April 19, 2023, at the registered office, at Borsa Italiana S.p.A. and on the Company's website.

Furthermore, without prejudice for the provisions of section 4 above, it is recommended (i) to Shareholders who present a slate for the appointment of the Board of Directors and the Board of Statutory Auditors that contains a number of candidates greater than half of the members to be elected, to present and disclose to the market, together with the publication of the slate, the resolution proposals functional to the appointment process, if such proposals have not been formulated by the Directors, in particular concerning the Shareholders' Meeting referred to in this notice, proposals on remuneration and (ii) to all Shareholders to inform the public with appropriate advance notice of any proposal to be submitted to the Shareholders’ Meeting concerning issues for which the Directors did not formulate a specific proposal if such Shareholders do not plan to or cannot formulate in advance such proposals pursuant to Article 126-bis of the T.U.F. in order to disclose to other Shareholders for the expression of their vote.

8. Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for

5

Eni S.p.A.	Published on March 30, 2023
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2023 exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the e-mail address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only;
•	Toll-Free Number: + 800 112 234 56 - from outside Italy.

9. Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting 2023”. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

* * *

We inform you that the date, place and/or procedures for holding the Shareholders’ Meeting indicated in this notice calling the Meeting may be changed or clarified if the current regulations are changed or additional measures are issued by the competent authorities that are in effect on the date of the Shareholders’ Meeting. Any changes will be promptly disclosed in the same manner used for the publication of this notice.

The Chairman of the Board of Directors

Lucia Calvosa

6

Published on March 30, 2023

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting

10 May 2023

on single call

Report of the Board of Directors
on the items on the agenda

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting

10 May 2023

on single call

Report of the Board of Directors
on the items on the agenda

item 1

Eni S.p.A. Financial statements at December 31, 2022. Related resolutions. Presentation of Consolidated Financial Statements at December 31, 2022. Reports of the Directors, the Board of Statutory Auditors and the Audit Firm

The document “Annual Report at December 31, 2022” of Eni S.p.A. (the “Company”) will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage service authorised by CONSOB “1Info”, which can be viewed at www.1info.it, and includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Directors’ Report on Operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance Act, hereinafter “CLF”). The Reports of the Audit Firm and the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“To approve the statutory financial statements at December 31, 2022 of Eni S.p.A., which report a net profit amounting to €5,403,018,837.87.”

Item 2

Allocation of net profit

Dear Shareholders,

The Shareholders' Meeting of May 11, 2022 provided for the recourse to the available reserves for the distribution of €0.88 per share, by way of and in place of the payment of the dividend for the year 2022. The first three tranches of the distribution were paid in September 2022, November 2022 and March 2023. The fourth tranche will be paid in May 2023.

Considering, therefore, that the distribution of the dividend for financial year 2022 occurred making use of Eni S.p.A.’s available reserves, the result achieved in financial year 2022 is to be carried forward, allocating it to the available reserve.

Dear Shareholders,

You are invited to resolve as follows:

“To allocate the net profit for the period of €5,403,018,837.87 to the available reserve.”

Item 3

Determination of the number of members of
the Board of Directors

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the Members of the Board of Directors, as the term of office of the present Directors, appointed by the Shareholders’ Meeting held on May 13, 2020, draws to an end. Pursuant to Article 17.1 of the By-laws, the Board of Directors shall consist of no fewer than three and no more than nine members and the Shareholder’s Meeting determines the number within these limits.

The Shareholder’ Meeting on May 13, 2020 set the number of Directors at nine.

In accordance with Recommendation 23 of the Corporate Governance Code, which Eni S.p.A. has signed up to (hereinafter “Corporate Governance Code”), the Board of Directors, in view of renewal of the corporate bodies, assisted by the Appointments Committee and taking into account the results of the Board’s self-assessment, expressed its position to the Shareholders on the qualitative and quantitative composition of the new Board (“Guidelines”). This Guidelines are available to the public in the specific section of the Company’s website dedicated to the Shareholders' Meeting and is annexed to this Report. Also considering the factors indicated in the advice, the Board of Directors proposes to maintain the number of Directors to be appointed by the Shareholders’ Meeting at nine to ensure that the Board of Directors has a composition that is suitable to the size of the Company and the complexity of its activities.

Dear Shareholders,

You are invited to resolve as follows:

“To set the number of Directors to be appointed by the Shareholders’ Meeting at nine.”

Item 4

Determination of the Directors’ term of office

Dear Shareholders,

Pursuant to Article 17.2 of the By-laws, Directors are appointed for a period of up to three financial years. In order to ensure continuity in the management of the Company, the Board proposes to set the Directors’ term of office at three financial years, this term expiring on the date that the Shareholders’ Meeting is convened to approve the financial statements for the year ended on December 31, 2025.

Dear Shareholders,

You are invited to resolve as follows:

“To set the term of the office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting called to approve Eni’s financial statements for the year ended on December 31, 2025.”

Item 5

Appointment of the Directors

Dear Shareholders,

Pursuant to Article 147-ter of the CLF and Article 17.3 of the By-laws, the Board of Directors is appointed by the Shareholders’ Meeting on the basis of the slates presented by the Shareholders (and, if necessary, by the Board of Directors), on which the candidates must be listed with a progressive number.

The slates presented by Shareholders must be filed in the manner indicated in the notice calling the Meeting at least twenty-five days prior to the date of the Shareholders’ Meeting in single call. Considering that this term ends on April 15, 2023, which is a Saturday, to facilitate the presentation of the slates by the Shareholders, the term is extended to Monday April 17, 2023, the first working day after the legal deadline of April 15, 2023.

Each Shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, the subsidiaries controlled by them and companies under joint control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those pursuant to Article 93 of the CLF Each candidate may stand on a single slate, on penalty of disqualification. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 76 of January 30, 2023. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. The related statement provided by the authorised intermediary may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company (i.e. by 6:00 p.m. (CET) on April 19, 2023).

Article 17.3 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on corporate bodies. Under the law at least two-fifths of the Director positions to be appointed, rounded up, must be filled by the less-represented gender, except when the number of the Board members is equal to three, in such case the number is rounded down to the lower unit, as indicated by Consob. Slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender. Slates competing to appoint the majority of the members of the Board of Directors, made up of more than three candidates, must include at least two fifths of the candidates belonging to the less-represented gender, rounding up to the higher unit.

On the assumption that the number of the Board members, in line with the Board proposal to the Shareholders’ Meeting, is equal to nine, the number of Board members belonging to the less represented gender shall be four.

Therefore, Shareholders who want to present a slate competing to appoint the majority of the members of the Board of Directors must include three candidates belonging to a gender different from that of the other candidates, if the slate contains six candidates; two candidates belonging to a gender different from that of the other candidates, if the slate is made up of five candidates.

If the Shareholders’ Meeting decides that the number of Board members to be appointed should be lower than nine, the directors to be appointed will be taken from the slates according to the progressive order in which they were indicated on the slate.

Together with the filing of each slate, on penalty of inadmissibility, the following documents shall also be filed:

-	statements of each candidate accepting their nomination;

-	a curriculum vitae of each candidate containing adequate personal and professional information;
-	a statement from each candidate affirming that they meet the requirement of independence set forth by Article 148, paragraph 3 of the CLF, as well as the absence of any grounds making them ineligible or incompatible for the position and that they meet the integrity requirements;
-	the identity of the Shareholders who have presented such slates and the overall percentage of ownership of Eni share capital held.

Under the terms of Article 2383 of the Italian Civil Code, the candidates must submit a declaration that there are no reasons for ineligibility as provided for in Article 2382 of the Italian Civil Code and that they have not been restricted from the position of director in an EU Member State.

It is also recommended that the statements contain the attestation on whether they meet the independence requirements pursuant to Recommendation 7 of the Corporate Governance Code.

According to Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding, should file, along with their slates:

-	a statement certifying the absence of direct or indirect relationships with Shareholders who individually or jointly hold a controlling or relative majority interest, pursuant to Articles 147-ter, paragraph 3 of the CLF and 144-quinquies of the CONSOB Resolution no. 11971 of 14 May 1999, as amended, (Issuer Regulations);

or

-	a statement specifying any relationships, if significant, and the reasons why these relationships are not considered determinant to the existence of the aforementioned relationships.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and through Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting in single call, i.e. by April 19, 2023.

At least one Director if the number of Directors is five or less or at least three Directors if the number of Directors is more than five shall meet the independence requirements established for the members of the Board of Statutory Auditors of listed companies in Article 148, paragraph 3 of the CLF, referenced by Article 147-ter of the CLF.

Shareholders are asked to take into account that Recommendation 5 of the Corporate Governance Code states that at least half of the Board of Directors should be made up of independent directors on the basis of what is provided for in Recommendation 7 of the same Code.

The independent candidates shall be expressly indicated in each slate.

All candidates shall also meet the integrity requirement applicable to the Statutory Auditors of listed companies under Article 148, paragraph 4 of the CLF, which also applies to Directors pursuant to Article 147-quinquies, paragraph 1 of the CLF.

Under the terms of Art. 2390 of the Italian Civil Code, directors may not be unlimitedly liable partners in competitor companies or run a competing business on their own behalf or for third parties or be directors or general managers in competitor companies, unless so authorised by the Shareholders’ Meeting. The director may be dismissed from the position and be liable for damages for non-compliance with this restriction.

Furthermore, pursuant to Article 2.2, letter c) of the Italian Prime Ministerial Decree of May 25, 2012, as amended by the Italian Prime Ministerial Decree of November 15, 2019, the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A. and maintain any direct or indirect relationship of a professional or financial nature with companies operating in the natural gas transport sectors or the electricity transmission system sector in Snam S.p.A., TERNA S.p.A. and their subsidiaries operating in the natural gas transport sectors or the electricity transmission system sector are prohibited from holding a seat on the management body in Eni S.p.A and its subsidiaries or maintaining any direct or indirect relationship of either a professional or financial nature with these companies.

Candidates must also possess the qualifications of integrity provided for in Art. 4, paragraph 1 of Italian Decree no. 164 of 25 August 2022 “Regulation containing criteria, methods and requisites for registration on the list of subjects authorised to sell electricity under the terms of Article 1, paragraph 81 of Italian Law no. 124 of August 4, 2017”.1

Principle XII of the Corporate Governance Code states that all directors must ensure available time adequate for the diligent fulfilment of the tasks assigned to them. In this regard, the Board of Directors of Eni, under the terms of Recommendation 15 of the Corporate Governance Code, has defined guidelines on the maximum number of positions in the administrative or auditing bodies in other companies that can be considered compatible with effective performance of the tasks of director of the company, taking into account the commitment deriving from the role held. These guidelines are published on the Eni website (www.eni.com) in the “Governance” section.

In addition, in accordance with Recommendation no. 23 of the Italian Corporate Governance Code, the Board of Directors, in view of the renewal of the corporate bodies, assisted by the Appointments Committee and taking into account the results of the Board’s self-assessment, expressed its Guidelines to the Shareholders on the qualitative and quantitative composition of the new Board. The Guidelines were published promptly in the appropriate section of the Company’s website and is attached to this Report.

The Corporate Governance Code recommends asking anyone who presents a slate for appointment of the Board of Directors that contains a greater number of candidates than half of the members to be elected to provide adequate information in the documentation submitted for filing the slate, on the compliance of the slate with the Guidelines expressed by the Board of Directors, also with reference to the diversity criteria provided for in Principle VII and Recommendation 8 of the Corporate Governance Code, and to indicate their candidate for the position of Chairman of the Board of Directors.

1 In particular, candidates must not:

1.	be in the conditions pursuant to Article 2382 of the Civil Code;
2.	have been made subject to prevention measures ordered by the judicial authority under the terms of Italian Legislative Decree no. 159 of September 6, 2011, unless rehabilitated;
3.	have been sentenced with irrevocable judgement, unless rehabilitated:
a)	to imprisonment for one of the crimes provided for in the laws that govern the banking, financial and insurance business and in the laws on the subject of markets and financial instruments, or on the subject of taxes and payment instruments;
b)	to imprisonment for one of the offences provided for in Title XI of Book V of the Italian Civil Code, in Royal Decree no. 267 of March 16, 1942, and in Title IX of the Business Crisis and Insolvency Code pursuant to Italian Legislative Decree no. 14 of January 12, 2019;
c)	to imprisonment for a period of at least one year for one of the offences provided for in Titles II, V, VII, VIII and XIII of Book II of the Italian Criminal Code against the public administration, public order, public trust, the public economy, industry, commerce and assets.

Shareholders who submit a slate for appointment of the Board of Directors are also asked to ensure that the slate submitted is accompanied by all the information necessary to enable the shareholders to express their votes knowledgeably, including an indication of any ability of the candidate Directors to classify themselves as independent on the basis of the provisions of Recommendation 7 of the Corporate Governance Code.

Directors shall be elected in the following manner in accordance with Article 17.3 of the By-laws:

a)       seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the Shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;

b)       the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the Shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of Directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;

c)       if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates drawn from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or

, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

d)       to appoint Directors who for any reason are not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.

With regard to the foregoing proposal of the Board of Directors, in accordance with Article 17.3 of the By-laws, the Shareholders’ Meeting is charged with appointing the Directors on the basis of the slates presented by those eligible to do so.

The outgoing Board of Directors elects to not exercise its right to submit its own slate of candidates.

Dear Shareholders,

You are invited to vote for one of the slates that will be submitted by the Shareholders in accordance with the By-laws.

Item 6

Appointment of the Chairman of the Board of Directors

Dear Shareholders,

Pursuant to Article 18.1 of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting from among those Directors with voting rights. If the Shareholders’ Meeting decides not to do so, the Chairman is appointed by the Board of Directors.

The Board proposes that the Shareholders’ Meeting appoint one of the Directors nominated by the Shareholders pursuant to item 5 on the agenda as Chairman of the Board of Directors upon the proposal of the Shareholders.

In this regard, the BoD advice referred to under item 5 on the agenda also includes information on the position of the Chairman of the Board of Directors.

The Corporate Governance Code recommends asking Shareholders who present a slate for appointment of the Board of Directors that contains a greater number of candidates than half of the members to be elected to indicate their candidate for the position of Chairman of the Board of Directors.

Dear Shareholders,

Please propose and vote on the appointment of one of the Directors previously appointed, pursuant to item 5 on the agenda, as Chairman of the Board of Directors.

Item 7

Determination of the remuneration of the Chairman of the
Board of Directors and the Directors

Dear Shareholders,

Pursuant to Article 26.1 of the By-laws, the Shareholders’ Meeting determines the remuneration of the Chairman and the members of the Board of Directors.

The same article provides that, if the Shareholders’ Meeting does not set the remuneration, the most recently approved remuneration shall remain valid until decided otherwise by the Shareholders’ Meeting.

The outgoing Board of Directors, in the context of the Report on the Remuneration Policy pursuant to art. 123-ter paragraph 3 of the CLF, expressed its indications on the remuneration due to the Chairman of the Board of Directors.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A. Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of $200,000,000.

The policy, entered into by the Company, also covers the new bodies to be appointed. The related aggregate maximum amount of coverage dedicated to all Eni’s management, Directors and Statutory Auditors is USD 200,000,000.

Under the terms of the Corporate Governance Code2, Shareholders who submit a slate for appointment of the Board of Directors that contains a greater number of candidates than half of the members to be elected are asked to submit and make known to the market, at the time the slate is published, the proposed resolutions on the point in question and all the other Shareholders are asked to communicate to the public, sufficiently in advance, any proposals that they intend to submit to the Shareholders’ Meeting on the subject, if they do not intend to or cannot formulate the said proposals under the terms of Art. 126-bis of the CLF, to make them known to the other Shareholders for the expression of their vote.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

2 Q&A on Recommendation 19, lett. d).

Item 8

Appointment of the Statutory Auditors

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the members of the Board of Statutory Auditors, as the term of office of the current Board, appointed by the Shareholders’ Meeting on May 13, 2020, is coming to an end.

Pursuant to Article 28.1 of the By-laws, the Board of Statutory Auditors is comprised of five standing members and two alternate members.

Pursuant to Art. 148 of the CLF and Art. 28.2 of the By-laws, the Shareholders’ Meeting is called upon to appoint the Board of Statutory Auditors on the basis of the slates presented by the Shareholders, in which the candidates are listed with a progressive number and in a number no greater than the number of members of the body to be appointed.

The candidates for Statutory Auditor shall meet the independence requirements under Article 148, paragraph 3 of the CLF, as well as the integrity and experience requirements set forth in Decree of the Italian Minister of Justice No. 162 of March 30, 2000, taking into account the fields and sectors closely connected to the business of the Company, as set out in Article 28.1 of the By-laws. The fields closely connected with the business of the Company are: commercial law, business economics and corporate finance. The sectors closely connected with the business of the Company are engineering and geology.

Moreover, note that under Article 19, paragraph 3, of Legislative Decree no. 39 of January 27, 2010, as amended by Legislative Decree no. 135 of July 17, 2016, the members of the Board of Statutory Auditors, serving as the Internal Control and Audit Committee as required by that legislation, are as a whole competent in the sector in which the audited entity operates. The Statutory Auditors shall also comply with the limits on appointment to positions with other companies as set by Consob in Article 144-terdecies of the Issuers’ Regulation.

Furthermore, pursuant to art. 2, letter c) of the Italian Prime Ministerial Decree of May 25, 2012, as amended by the Italian Prime Ministerial Decree of November 15, 2019, the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A. and maintain any direct or indirect relationship of either a professional or financial nature with companies operating in the natural gas transport sectors or the electricity transmission system sector, in Snam S.p.A., TERNA S.p.A. and their subsidiaries operating in the natural gas transport sectors or the electricity transmission system sector are prohibited from holding a seat on the management body in Eni S.p.A and its subsidiaries or entertaining any direct or indirect relationship of either a professional or financial nature with these companies.

Candidates must also possess the requisites of honourability provided for in Art. 4, paragraph 1 of Italian Decree no. 164 of 25 August 2022 “Regulation containing criteria, methods and requisites for registration on the list of subjects authorised to sell electricity under the terms of Article 1, paragraph 81 of Italian Law no. 124 of August 4, 2017”.3

3 In particular, candidates must not:

1.	be in the conditions pursuant to Article 2382 of the Civil Code;
2.	have been made subject to prevention measures ordered by the judicial authority under the terms of Italian Legislative Decree no. 159 of September 6, 2011, unless rehabilitated;
3.	have been sentenced with irrevocable judgement, unless rehabilitated:
a)	to imprisonment for one of the crimes provided for in the laws that govern the banking, financial and insurance business and in the laws on the subject of markets and financial instruments, or on the subject of taxes and payment instruments;

Shareholders are asked to also take into account the independence requirements provided for in Recommendation 7 of the Corporate Governance Code, as referred to in Recommendation 9 of the same Code and of possession of the requirements of “Audit committee financial expert” under the terms of the American Sarbanes-Oxley Act of 2002, applicable to the Board of Statutory Auditors as Audit Committee under the terms of the American law applicable to Eni S.p.A., as an issuer of securities listed in the United States on the New York Stock Exchange.

The Board of Statutory Auditors, in view of the results of the self-assessment exercise, expressed its position on the composition of the new Board of Statutory Auditors to the Shareholders. This BoD advice was published promptly in the appropriate section of the Company’s website and is attached to this Report.

Submission, filing and publication procedures for the appointment of Directors on the basis of slates (described above), shall also apply to the Statutory Auditors, as well as the applicable Consob regulations.

Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 76 of January 30, 2023.

The slates presented by Shareholders must be filed at the company’s headquarters at least twenty-five days prior to the date of the Shareholders’ Meeting in single call. Considering that this term ends on April 15, 2023, which is a Saturday, to facilitate the presentation of the slates by the Shareholders the term is extended to Monday April 17, 2023, the first working day after the legal deadline of April 15, 2023.

Under the terms of art. 144-sexies, paragraph 5 of the Issuer Regulations, if at the expiry date of the term established for filing the slates (April 17, 2023) only one slate has been filed – or only slates submitted by Shareholders who are connected together under the terms of Art. 144-quinquies of the Issuer Regulations have been filed, the term for submitting the slates, under the terms of Art. 144-sexies, paragraph 5 of the Issuer Regulations, will be extended to the third day following the legal deadline of April 15, 2023 (that is until April 18, 2023). In this case, the threshold established for submitting the slates is reduced by half and is therefore 0.25% of the share capital.

Article 28.2 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on corporate bodies. Under this rule, at least two fifths of the Statutory Auditor positions to be appointed, i.e. two, must be filled by the less-represented gender.

Shareholders wishing to submit a slate with a number of candidates equal to or more than three, including standing and alternate members, should include, in the section of standing Statutory Auditors, candidates of a different gender. If two candidates are indicated in the section for alternate auditors, they must be of different genders.

Together with each slate, the following information shall also be filed:

-	the identity of the Shareholders who have presented such slates and the overall percentage ownership of Eni share capital held;
-	statements of each candidate accepting their nomination;

b)	to imprisonment for one of the offences provided for in Title XI of Book V of the Italian Civil Code, in Royal Decree no. 267 of March 16, 1942, and in Title IX of the Business Crisis and Insolvency Code pursuant to Italian Legislative Decree no. 14 of January 12, 2019;
c)	to imprisonment for a period of at least one year for one of the offences provided for in Titles II, V, VII, VIII and XIII of Book II of the Italian Criminal Code against the public administration, public order, public trust, the public economy, industry, commerce and assets.

-	the curriculum vitae of each candidate containing personal and professional information, as well as a statement of each candidate affirming that they meet the requirements established by the law and the By-laws and that they are in compliance with the limits on the number of other positions held established by the Issuers’ Regulation;
-	a declaration from Shareholders other than those who, jointly or otherwise, possess a controlling or relative majority shareholding, certifying the absence of any relationships of affiliation with the latter pursuant to Art. 144-quinquies of the Issuer Regulations.

It is also recommended that the statements contain the attestation on whether they meet the independence requirements pursuant to Recommendation 7 of the Corporate Governance Code.

In accordance with Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding should file the following information:

- any existing relationships, if significant, with Shareholders who severally or jointly hold a controlling or majority shareholding. Specifically, it is recommended that at least those relationships indicated under point 2 of the Consob Communication be listed. Alternatively, the lack of significant relationships should be indicated;

- the reasons why these relationships do not give rise to the relationships of association referred to in Article 148, paragraph 2 of the CLF and Article 144-quinquies of the Issuer Regulations.

In order for the Shareholders' Meeting to be aware of administration and control positions held by the Statutory Auditors in other companies at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.

Shareholders are asked to ensure that the slate submitted is accompanied by all the information necessary to enable the shareholders to express their vote knowledgeably, including an indication of any ability of the candidate Directors to classify themselves as independent on the basis of the provisions of Recommendation 7 of the Corporate Governance Code.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and at Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting on single call, i.e. by April 19, 2023.

Slates shall be divided into two sections: the first containing candidates for appointment as regular Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no fewer than three years.

Three regular Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws or using the procedures set out in Article 17.3, letter d) of the By-laws. Said procedures shall be applied separately to each section of the other slates.

If the implementation of the above procedure does not ensure compliance with the gender balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the composition of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.

To appoint Statutory Auditors who for any reason are not appointed according to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Statutory Auditors complies with applicable law and the By-laws.

The Statutory Auditors shall remain in office for three financial years, up to the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2025.

Dear Shareholders,

You are invited to vote one of the slates that will be submitted by the Shareholders and published as provided for in the By-laws.

Item 9

Appointment of the Chairman of the Board of Statutory Auditors

Dear Shareholders,

As provided by Article 148, paragraph 2-bis, of the CLF and Article 28.2 if the Bylaws, you are asked to appoint as Chairman of the Board of Statutory Auditors one of the standing Auditors elected by the minority.

Shareholders are recommended to communicate to the public, sufficiently in advance, any proposals that they intend to submit to the Shareholders’ Meeting on the subject, if they do not intend to or cannot formulate the said proposals under the terms of Art. 126-bis of the CLF, to make them known to the other Shareholders for the expression of their vote.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

Item 10

Determination of the remuneration of the Chairman of the
Board of Statutory Auditors and of standing Statutory Auditors

Dear Shareholders,

Pursuant to Article 2402 of the Italian Civil Code, the Shareholders’ Meeting determines the annual remuneration of the Chairman of the Board of Statutory Auditors and of the other Regular Auditors.

Under the terms of Recommendation 30 of the Corporate Governance Code, the remuneration of the members of the auditing body provides for a fee adequate for the responsibility, experience, and commitment required by the significance of the position held and the size and business sector of the company and its situation.

The outgoing Board of Directors did not present a proposal on this item on the agenda. In any case, Article 123-ter, paragraph 3, letter a) of the CLF, as emended by Art. 3 of Legislative Decree 49/19, states that the remuneration policy concerns also the supervisory bodies, “without prejudice to the provisions of Article 2402 of the Italian Civil Code”. The policy Guidelines illustrated in the first section of the Report on remuneration policy and remuneration paid, provide some recommendations to this effect, as expressed in more detail in the aforementioned report, published in accordance with the time limits required by law.

The Board of Statutory Auditors, in view of the renewal of the body, expressed its position on the composition of the new Board of Statutory Auditors to the Shareholders, also providing guidelines on the subject of remuneration. The Guidelines were published promptly in the appropriate section of the Company’s website and is attached to this Report.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A. Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of USD 200,000,000.

The policy, entered into by the Company, also covers the new bodies to be appointed. The related aggregate maximum amount of coverage dedicated to all Eni’s management, Directors and Statutory Auditors is USD 200,000,000.

Under the terms of the Corporate Governance Code,4 Shareholders who submit a slate for appointment of the Board of Statutory Auditors that contains a greater number of candidates than half of the members to be elected are asked to submit and make known to the market at the time the slate is published, the proposed resolutions on the point in question and all the other Shareholders are asked to communicate to the public, sufficiently in advance, any proposals that they intend to submit to the Shareholders’ Meeting on the subject, if they do not intend to or cannot formulate the said proposals under the terms of Art. 126-bis of the CLF, to make them known to the other Shareholders for the expression of their vote.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

4 Q&A on Recommendation 19, lett. d).

item 11

Long term incentive Plan 2023-2025 and disposal of Eni treasury shares to serve the Plan

Dear Shareholders,

The Board of Directors of Eni S.p.A., in relation to the expiration of the 2020-2022 share-based Long-Term Incentive Plan approved by the Shareholders’ Meeting of May 13, 2020, has resolved to submit to this Shareholders’ Meeting for approval the adoption of a new 2023-2025 share-based Long-Term Incentive Plan (the “2023-2025 share-based LTI Plan”), prepared on the basis of a proposal of the Remuneration Committee, comprised entirely of independent, non-executive directors, as a tool to reward and promote the loyalty of the Company’s most critical managers.

The new Plan aims to support the achievement of the policies defined by the Company’s Strategic Plan promoting, through an adequate balancing of performance parameters, the alignment of management interests to the primary objective of creating sustainable value for the shareholders and for all stakeholders. In particular, the Plan is conditional on the performance results connected with the return of the Eni stock (Total Shareholders Return), measured in relative terms compared to a peer group made up of 6 European companies in the Energy Sector (Shell, BP, TotalEnergies, Equinor, Repsol, OMV) and on a series of absolute parameters connected with the economic/financial performance (Organic Free Cash Flow), as well as with the decarbonisation, energy transition and circular economy targets, provided for in the Strategic Plan and communicated to the market.

The Plan provides three annual awards, each of them is submitted to a Vesting Period of three years in line with industry best practices at international level.

The Plan beneficiaries (the “Beneficiaries”) are the Company’s Chief Executive Officer to be appointed by the Shareholders’ Meeting at the next election of the Board; Eni S.p.A.’s Managers with Strategic Responsibilities, as well as other “key management personnel”, who will be specifically identified during the annual implementation of the Plan from among the managers of Eni S.p.A. and its subsidiaries - with the exception of those listed on regulated markets and their subsidiaries - occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni and its subsidiaries.

The description of the targets and characteristics of the Plan is set out in more detail in the Disclosure Document (the “Disclosure Document”) prepared by the Board of Directors pursuant to Article 114-bis of the CLF and Article 84-bis of the Issuer Regulations, attached to this Report and which will be made available to the public within the time limits and in the manner prescribed by current law, including through publication on Eni’s website.

For the implementation of the Plan, the Board of Directors has resolved to ask the Shareholders’ Meeting to be authorised to grant free of charge, in accordance with the terms and conditions described in the attached Disclosure Document, up to a maximum of 16 million Eni treasury shares to the beneficiaries of the Plan, with the possibility of also using for this purpose the treasury shares originally allocated to the previous 2020-2022 share-based LTI Plan for the part related to the shares not used, approximately 6.7 million shares. Using treasury shares avoids the need to buy additional shares and the consequent financial outlay.

The maximum number of shares allocated to the plan was estimated assuming the achievement of the maximum performance for each assignment and using, as the reference criterion, the minimum price (identified from the value of the 1st decile) recorded for Eni stock over the last three years.

Dear Shareholders,

You are invited to approve the following resolutions:

“Pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code,

-	to approve the 2023-2025 share-based LTI plan, under the conditions set forth in the Informative Document attached and made available within the time limits prescribed by current legislation, granting the Board of Directors all the powers needed to implement the Plan, including through persons delegated for this purpose, including the powers to: i) annually award Eni Shares to the Chief Executive Officer; ii) approve, on the proposal of the Compensation Committee, the Regulation and the targets of the absolute objectives for each annual award; iii) identify the Beneficiaries on the basis of the defined criteria; iv) decide any other terms and conditions for implementation provided they do not conflict with this resolutions.
-	to authorise the Board of Directors to dispose of up to 16 million treasury shares to implement the Plan, also authorising for this purpose the disposal of the treasury shares originally allocated to the previous 2020-2022 share-based LTI Plan for the part related to the shares not used, approximately 6.7 million shares.”

item 12

Report on Remuneration Policy and Remuneration Paid (Section I):

2023-2026 Remuneration Policy

Dear Shareholders,

The first section of the Report on the 2023-2026 Remuneration Policy and Remuneration Paid in 2022 (hereinafter the “Remuneration Report”), prepared under the terms of Art. 123-ter, paragraph three of the CLF and of Art. 84-quater of the Issuer Regulations, explains the Policy approved by the Board of Directors on the proposal of the Remuneration Committee for the 2023-2026 term for the remuneration of the Directors, the Chief Operating Officers and the other managers with strategic responsibilities and, without prejudice to the provisions of Art. 2402 of the Italian Civil Code, of the Statutory Auditors and the procedures used for the adoption and implementation of this policy.

Pursuant to Article 123-ter, paragraph three of the CLF, the Shareholders’ Meeting shall resolve in favour or against the first section of the Report, to the contents of which you are referred. The resolution is binding.

The Report is made available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange), and at the centralised storage service authorised by CONSOB called “1Info”, which can be viewed at www.1info.it.

Dear Shareholders,

You are invited to resolve as follows:

“In favour of the first section of the Remuneration Report, which explains the 2023-2026 Policy for the Remuneration of the Directors, the Chief Operating Officers, and the other managers with strategic responsibilities and, without prejudice to the provisions of Art. 2402 of the Italian Civil Code, of the Statutory Auditors and the procedures used for the adoption and implementation of this policy.”

item 13

Report on Remuneration Policy and Remuneration Paid (Section II): Remuneration Paid in 2022

(non-binding resolution)

Dear Shareholders,

The second section of the Report on the 2023-2026 Remuneration Policy and Remuneration Paid in 2022 (hereinafter the “Remuneration Report”), prepared under the terms of Art. 123-ter of the CLF and of Art. 84-quater of the Issuers Regulations, explains the remuneration paid in 2022 to the Directors, Statutory Auditors, Chief Operating Officers and, in aggregate form, to other Managers with strategic responsibilities.

Pursuant to Article 123-ter, paragraph 6 of the CLF, the Shareholders’ Meeting shall resolve annually in favour or against the said second section of the Remuneration Report, to which you are referred. The Shareholders’ Meeting vote on the second section of the Report is not binding.

The Report is made available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage service authorised by CONSOB called “1Info”, which can be viewed at www.1info.it.

Dear Shareholders,

You are invited to resolve as follows:

“In favour of the second section of the Remuneration Report, which explains the remuneration paid in 2022 to the Directors, Statutory Auditors, Chief Operating Officers and, in aggregate form, to other Managers with strategic responsibilities (for whom the description is provided for).”

Item 14

Authorisation for the purchase and disposal of treasury shares; related and consequent resolutions.

Dear Shareholders,

As part of the Company’s 2022-2025 Strategic Plan, presented to the market on March 18, 2022, a share buyback programme was provided for, for a minimum amount of €1.1 billion for the first year, increasable on the basis of the Brent price scenario up to a maximum of €2.5 billion.

In execution of the authorisation conferred by the Ordinary Shareholders' Meeting of May 11, 2022, the Company carried out, between May 30, 2022 and November 29, 2022,5 a buyback programme in which it purchased a total of 195,550,084 shares, representing 5.48% of the Company’s capital, for a total counter-value of €2,399,992,593. It is planned that these shares will be cancelled in execution of the resolution submitted for the approval of the Shareholders’ Meeting under item 17 of the agenda of the extraordinary part.

In addition, as of today, the Company holds a further 30,547,750 treasury shares in the portfolio which, after the aforesaid cancellation, will represent 0.90% of the share capital.

As indicated in the 2023-2026 Strategic Plan, explained to the market on February 23, 2023, Eni intends to distribute between 25% and 30% of the annual Cash Flow From Operations (CFFO) through a combination of dividends and buybacks. In the presence of a CFFO upside compared to what is envisaged in the Plan, the Company intends to allocate 35% of the incremental CFFO to remuneration.

In line with the Plan, also considering Eni’s expectations for the scenario and performance of the businesses, Eni intends to launch in 2023 a new buyback programme for €2.2 billion for the purposes specified in paragraph 1 below. The amount of the buyback programme may be increased on the basis of any upsides as described above, up to a total maximum of €3.5 billion.

That said, the Board of Directors proposes to authorise the purchase and disposal of treasury shares of the Company, in accordance with the Articles 2357 and 2357-ter of the Italian Civil Code, Article 132 of the CLF, Article 144-bis of the Issuer Regulations for the purposes, within the time limits and in accordance with the procedures specified below.

1.	Reasons for which authorisation to acquire treasury shares is requested.

The request for authorisation is aimed at attributing to the Board of Directors the option to purchase and dispose of treasury shares of the Company, in compliance with the relevant laws and any applicable permitted market practices, in line with what is provided for in the Company’s 2023-2026 Strategic Plan, communicated to the market on February 23, 2023 and, in particular, for the following purposes:

5 Date on which the buy-back programme of the Company for 2022-2023 ended.

-	paying its Shareholders further remuneration with respect to the distribution of dividends;
-	constituting a so-called stock store which it can make use of in the context of any extraordinary finance operations, such as convertible bond loans, or for other uses considered of financial, operating and/or strategic interest for Eni.

The Board of Directors submits at the same time to the Shareholders’ Meeting, in the extraordinary session, the proposal to cancel the treasury shares purchased for the purpose of remunerating the Shareholders. For further information on the subject of the cancellation proposal, please see the report of the Board of Directors pursuant to item 18 on the agenda of the extraordinary part.

2.	Maximum number and class of the shares to which the authorisation refers

As of the date of approval of this Report by the Board of Directors (March 16, 2023), the share capital of Eni S.p.A. amounts to €4,005,358,876.00 and is represented by 3,571,487,977 ordinary shares with no par value.

If the proposed resolution to cancel 195,550,084 treasury shares under the item 17 of the agenda of the extraordinary part of the Shareholders' Meeting is approved, Eni's share capital will remain unchanged at €4,005,358,876.00 and will be represented by 3,375,937,893 ordinary shares without par value6.

It is proposed that the Shareholders' Meeting authorise the purchase of treasury shares, at several times, for a total outgoing up to €3.5 billion and for a maximum number of shares of 337,000,000 ordinary shares (equal to approximately 10% of the share capital of Eni S.p.A. after the cancellation of treasury shares mentioned above).

In particular, the maximum number of shares that may be purchased as part of the buyback programme will be divided according to what is stated below:

-	up to a maximum of 275,000,000 shares for the purchase of treasury shares for the purpose of remunerating Shareholders;
-	up to a maximum of 62,000,000 shares for the constitution of the so-called stock store.

Pursuant to Article 2357, first paragraph, of the Italian Civil Code, the purchases will be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements.

In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.

It is also proposed to authorise the Board of Directors to dispose of, at one or more times, all or part of the shares in the portfolio other than those purchased for the purpose of remunerating Shareholders, also before arriving at the maximum number of purchasable shares.

6 The cancellation resolution will be effective as from its registration in the Register of Companies pursuant to art. 2436, paragraph 5, of the civil code.

3.	Disclosure for the purposes of a complete assessment of compliance with the provisions of Article 2357, third paragraph, of the Italian Civil Code

At the date of approval of this report by the Board of Directors, the Company holds 226,097,834 treasury shares in its portfolio, equal to about 6.33% of the share capital. Following the cancellation of treasury shares purchased as part of the 2022-2023 buyback plan and subject to the approval of this proposal, the Company will hold 30,547,750 treasury shares in its portfolio, equal to approximately 0.90% of the share capital after cancellation.

4.	Period for which authorisation is requested.

The authorisation for the purchase of treasury shares is requested up to the end of April 2024.

In order to ensure for the Company the maximum flexibility from an operating point of view, it is proposed to authorise the disposal of the treasury shares purchased for the establishment of the so-called stock store without time limits.

5.	Minimum and maximum price.

The requested authorisation provides for purchases to be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction.

The authorisation requested also specifies that the sale or other disposal actions of treasury shares in the portfolio must take place according to the terms and conditions established each time by the Board of Directors, in accordance with the purposes for which the authorisation for purchase is requested, without affecting compliance with any limits provided for in the current laws and in any applicable accepted market practices.

6.	Methods by which purchases and disposal of treasury shares shall be made.

The requested authorisation provides that purchases shall be carried out in a manner consistent with any regulatory requirements and (if applicable) current accepted market practices.

At present, these methods are governed by Article 132 of the CLF, Article 144-bis of the Issuer Regulations, Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 (“MAR”) and the related implementing provisions.

In particular, in compliance with the provisions of Article 132, paragraph 1 of the CLF, purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders:

-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
-	with the procedures established by market practices accepted by CONSOB pursuant to Article 13 of the MAR (if applicable);
-	at the conditions specified in Article 5 of the MAR, as specified in this proposed resolution.

The authorisation requested also specifies that the actions for disposal and/or use of treasury shares other than those purchased for the purpose of remunerating the Shareholders can occur with the methods considered most appropriate and in keeping with the Company’s interest and, in any case, in compliance with current regulations and (if applicable) current accepted market practices.

7.	Information on the possible use of the purchase of treasury shares to reduce share capital

The Board of Directors also submits to the Shareholders’ Meeting, in extraordinary session, the proposal to cancel any treasury shares purchased in execution of the authorisation referred to in this report for the purpose of remunerating the Shareholders, specifying that the cancellation will be made without a nominal reduction of the share capital, in consideration of the absence of nominal value of Eni shares.

***

Dear Shareholders,

You are invited to resolve as follows:

“The Ordinary Shareholders’ Meeting

resolves

1) to authorise the Board of Directors — pursuant to and for the purposes of Article 2357 of the Italian Civil Code — to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to the end of April 2024, for the purposes referred to in the explanatory report of the Board of Directors, within the time limits and on the conditions set out below:

•	the maximum number of shares to be purchased is 337,000,000 ordinary shares for a total outlay of up to €3.5 billion, of which:
-	up to a maximum of 275,000,000 shares for the purchase of treasury shares for the purpose of remunerating Shareholders;
-	up to a maximum of 62,000,000 shares for establishment of the so-called stock store;
•	the purchases must be carried out within the limits of distributable profits and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held;

•	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni S.p.A. stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction;
•	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements and (if applicable) current accepted market practices and specifically:

- on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;

3) to authorise the Board of Directors – under the terms and for the purposes of Art. 2357-ter of the Italian Civil Code – to proceed with the disposal, at one or more times, of all or part of the treasury shares in the portfolio other than those purchased for the purpose of remunerating the Shareholders, without time limits, also before arriving at the maximum number of purchasable shares. The sale and/or the actions of disposal and/or use of the treasury shares in the portfolio may occur for the purposes indicated above:

•	with the methods considered most appropriate and in line with the Company’s interests and in compliance with current regulations and, if applicable, current accepted market practices;
•	according to the terms and conditions established each time by the Board of Directors, in accordance with the purposes pursuant to this authorisation, complying with any limits provided for in the current regulations and in any applicable accepted market practices;

4) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

ITEM 15

Use of available reserves for and in place of the 2023 dividend

The Company’s Shareholders Remuneration Policy, approved, most recently, by the Board of Directors on February 22, 2023 and communicated to the market at the time the 2023-2026 Strategic Plan (the “2023-2026 Plan”) is presented, provides for a distribution of between 25% and 30% of the annual Cash Flow From Operations through a combination of dividends and buybacks. In the presence of CFFO upsides with respect to what is envisaged in the Plan, shareholders are to be remunerated with 35% of the CFFO, increasable through the instrument of the buyback. Therefore, as well as the buyback programme pursuant to item 14 on the agenda of this Shareholders’ Meeting, the Shareholders Remuneration Policy envisages, for 2023, the payment of a dividend of €0.94 per share, to be made in tranches, according to following schedule: (i) September 2023; (ii) November 2023; (iii) March 2024 and (iv) May 2024.

The Shareholders Remuneration Policy is consistent with the indications of the 2023-2026 Plan, which provide for a high cash generation capacity and is also sustainable in economic-financial and capital terms. In addition, with specific reference to Eni S.p.A, the capital and financial sustainability is further reflected in its high capitalisation and financial strength resulting, among other things, from the financial statements for the year ended December 31, 2022.

The aforesaid amount of the dividend for financial year 2023 of €0.94 per share corresponds to a total distribution of approx. €3.1 billion considering the shares outstanding at December 31, 2022, the payment of which is provided for according to the following schedule:

•	September 2023. €0.24 per share;
•	November 2023: €0.23 per share;
•	March 2024: €0.24 per share;
•	May 2024: €0.23 per share.

In line with what was done for the distribution of the dividend of financial year 2022, in order to ensure the payment of the dividend envisaged for 2023, before the approval of the related financial statements, the Board of Directors proposes that the Shareholders' Meeting resolve to distribute Eni S.p.A.’s available reserves, including the portion of the revaluation reserve pursuant to Law 342/2000, the use of which is submitted for the approval of the present Shareholders' Meeting under item 16. of the Agenda of the extraordinary part. The distribution of available reserves takes place by way of and in place of the payment of the dividend for the year 2023.

In particular, the Board of Directors proposes that the Shareholders' Meeting use the available reserves, other than the revaluation reserve pursuant to Law 342/2000 for the distribution of the first tranche of September 2023 and, if necessary, also for the other tranches of the distribution provided for in the Remuneration Policy described above. For the purposes of the September 2023 distribution, as part of the available reserves, the residual amount (approx. €189 million) of the reserve pursuant to Law 342/2000 will be allocated to the shareholders.

The Shareholders' Meeting of May 11, 2022 had approved its use for the implementation of part of the 2022 Remuneration Policy. More precisely, the Shareholders' Meeting of May 11, 2022 approved the reduction of the reserve, pursuant to Law 342/2000 for € 2,400 million, which was allocated for approx. €2,211 million to payment of the dividend tranches of November 2022, March 2023 and May 2023. The remaining amount of approx. €189 million is available for the purposes of the distribution and is expected to be used at the time the first tranche of the 2023 dividend distribution is paid, planned for September 2023. For the distribution of the November 2023, March 2024 and May 2024 tranches, it is planned to make use again of the reserve pursuant to Law 342/2000, use of which is submitted for approval of the Shareholders' Meeting under item 16 of the Agenda, extraordinary part, without affecting the option of making use of other available reserves, if necessary or appropriate, in the interest of the shareholders.

The amount of the total distribution provided for in the 2023 Remuneration Policy of approx. €3.1 billion is amply covered by the amount of Eni S.p.A.’s available reserves. In this regard, at December 31, 2022, the available reserves of Eni S.p.A. come to approx. €36 billion, to which must be added the 2022 profit to be carried forward (see also item 2 of the agenda above). Available reserves also include the revaluation reserve pursuant to Law 342/2000, which amounted to €7,439 million at December 31, 2022.

The Shareholders' Meeting is also requested to delegate to the Board of Directors the execution of the aforementioned resolution and the ascertainment that there are no obstacles to the implementation of the above Remuneration Policy in terms of the capital and financial sustainability of the use of reserves for the distribution, having regard to the overall context in which the Company operates, as well as the performance and financial situation of the Company and the Eni Group emerging from the accounting data and forecasts for the whole year referable to: (i) June 30, 2023, for the distribution of September 2023; (ii) September 30, 2023, for the distribution of November 2023; (iii) the 2023 annual preliminary results, for the distribution of March 2024 and (iv) 2023 draft annual financial statements, for the distribution planned in May 2024.

In regards of the above, we propose the adoption of the following resolution:

Dear Shareholders, in accordance with the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on February 22, 2023, which sets a dividend of €0.94 per share for 2023, to be distributed in 4 tranches in the months of (i) September 2023, for €0.24 per share, (ii) November 2023, for €0.23 per share, (iii) March 2024, for €0.24 per share, and (iv) May 2024, for €0.23 per share, we ask you to approve the following resolution:

i)	to approve, in line with the Shareholders Remuneration Policy adopted by the Board of Directors, the distribution, by way of and in place of the payment of the dividend for 2023, of €0.94 (zero point nine four) per share, to be made in tranches in the months of (i) September 2023, for €0.24 (zero point two four) per share, (ii) November 2023, for €0.23 (zero point two three) per share, (iii) March 2024, for €0.24 (zero point two four) per share, and (iv) May 2024, for €0.23 per share;

ii)	to approve the use of available reserves i) for the payment of the tranche of €0.24 (zero point two four) planned for September 2023 — also using for this purpose the residual amount (€188,978,048.40) of the reserve pursuant to Law 342/2000, the use of which was resolved by the Shareholders’ Meeting of May 11, 2022 – and ii), if necessary or appropriate, in the interests of the shareholders, for the payment of the subsequent tranches;
iii)	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

Item 16

Reduction and use of the reserve pursuant to Law 342/2000 for and in place of the 2023 dividend

(extraordinary part)

As already stated under item 15 of the Agenda of this Shareholders’ Meeting, to which you are referred, the Company’s Shareholders Remuneration Policy, approved most recently by the Board of Directors on February 22, 2023 and communicated to the market at the moment of presentation of the 2023-2026 Strategic Plan (the “2023-2026 Plan”), provides for a distribution of an amount between 25% and 30% of the annual Cash Flow From Operations through a combination of dividends and buybacks. In the presence of CFFO upsides with respect to what is envisaged in the Plan, shareholders are to be remunerated with 35% of the CFFO, increasable through the instrument of the buyback. Therefore, as well as the buyback programme pursuant to item 14 on the agenda of this Shareholders’ Meeting, the Shareholders Remuneration Policy envisages for 2023 the payment of a dividend of €0.94 per share, to be made in tranches, according to following schedule and division of the amounts: (i) September 2023, for €0.24 per share; (ii) November 2023, for €0.23 per share; (iii) March 2024, for €0.24 per share and (iv) May 2024, for €0.23 per share.

For the purposes of implementing the distribution described above — which is in line with the indications of the 2023-2026 Plan and also sustainable from an economic and a financial point of view — it is planned to use Eni S.p.A.’s available reserves, the distribution of which, therefore, occurs as and in place of payment of the dividend for 2023, as explained in item 15 of the agenda. In this regard, at December 31, 2022, the available reserves of Eni S.p.A. come to a total of approx. €36 billion, to which must be added the 2022 profit to be carried forward (see item 2 of this agenda above). The said available reserves, therefore, are large enough for the purposes of the distribution, as and in place of the 2023 dividend, the amount of which is estimated at approx. €3.1 billion, considering the shares outstanding at December 31, 2022.

The available reserves also include the revaluation reserve pursuant to Law 342/2000, which, after the use made for payment of the November 2022 tranche of the Remuneration Policy envisaged for 2022, at December 31, 2022, amounted to €7,439 million.

The reduction in the revaluation reserve pursuant to Law 342/2000 and its consequent use are subject, on the basis of the postponement introduced by Art. 13 of the same law, to compliance with the provisions of the second and third paragraphs of Article 2445 of the Italian Civil Code.

In this regard, it should be noted that the term referred to in the third paragraph of article 2445 of the civil code is the registration in the Register of Companies of the resolution of the Shareholders' Meeting approving the use of the reserve.

Considering art. 13 of Law 342/2000, which requires, for the reduction of the revaluation and use of the reserve pursuant to the same Law, the observance of paragraphs 2 and 3 of art. 2445 of the Civil Code, the Board submits the resolution to the Shareholders' Meeting in extraordinary session.

As explained in item 15 of this agenda, the need to comply with the timing envisaged for the use of the reserve pursuant to Law 342/2000 implies the use of other available reserves for the payment of the September 2023 tranche and the possibility of using the reserve pursuant to Law 342/2000 starting from the November 2023 tranche.

In relation to this, the Shareholders’ Meeting is requested to authorise the reduction of the reserve pursuant to Law 342/2000 and its consequent use, in the amount of €2,300 million, it being understood that if compliance with the legal provisions required for completion of the procedure pursuant to the aforementioned third paragraph of Art. 2445 of the Italian Civil Code does not allow use in good time for distribution of the subsequent tranches or in the interests of shareholders, it is considered necessary or appropriate to proceed in another way for these purposes, the distribution of the tranches involved will be made drawing from other available reserves of Eni S.p.A..

The Shareholders' Meeting is also requested to delegate to the Board of Directors the execution of the aforementioned resolution and determination that there are no obstacles to the implementation of the above Remuneration Policy in terms of the capital and financial sustainability of the use of the reserve for distribution, having regard to the overall context in which the Company operates as well as the capital and financial situation of the Company and the Group, as resulting from the financial statements and the forecasts for the period respectively at (i) June 30, 2023, for the September 2023 tranche, (ii) September 30, 2023 for the November 2023 tranche, (iii) the annual preliminary results for the March 2024 tranche, and (iv) the 2023 draft financial statements for the May 2024 tranche.

In regards of the above, we propose the adoption of the following resolution:

Dear Shareholders, in accordance with the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on February 22, 2023, which sets a dividend of €0.94 per share for 2023, to be distributed in 4 tranches in the months of (i) September 2023 for €0.24 per share, (ii) November 2023 for €0.23 per share, (iii) March 2024 for €0.24 per share, and (iv) May 2024 for €0.23 per share, we ask you to approve the following resolution:

i)	to approve, for the further implementation of the Remuneration Policy, the reduction

- with the methods and terms set out in art. 2445 of the civil code as referred to in art. 13 of Law 342/2000 - of the “Revaluation reserve pursuant to law 342/2000" in the amount of €2,300,000,000.00 (two billion three hundred million point zero zero);

ii)	to approve, for the above purpose, the use of the aforesaid amount of €2,300,000,000.00 (two billion three hundred million point zero zero), made available following the reduction of the “Revaluation reserve pursuant to Law 342/2000” or, subordinately — if compliance with the legal provisions required for the completion of the procedure pursuant to Art. 2445 of the Italian Civil Code does not allow completion of the procedure in good time for payment of subsequent tranches or in the interests of shareholders, it is considered necessary or appropriate to proceed in another way for these purposes — the use of other available reserves of Eni S.p.A.;
iii)	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

Item 17

Cancellation of Eni treasury shares, without reduction of the share capital, and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

(extraordinary part)

Dear Shareholders,

you have been called to this Extraordinary Shareholders' Meeting to examine and approve the proposal to cancel 195,550,084 treasury shares, and consequent amendments to Article 5.1 of the By-laws.

The ordinary Shareholders’ Meeting of May 11, 2022 authorised the Board of Directors pursuant to of Article 2357 of the Italian Civil Code to purchase maximum number of shares equal to 10% of the ordinary shares making up Eni S.p.A. social capital (excluding treasury shares already held). The authorisation aimed at allowing the implementation of the share buyback programme, scheduled for the first year of the 2022-2025 Strategic Plan and to offer the Company a flexible option to grant its Shareholders additional remuneration beyond the distribution of dividends.

On that same occasion, the Board of Directors announced the intention to submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2022 a proposal to cancel the treasury shares purchased up to the date of the Meeting, in execution of the authorisation granted in the Meeting of May 11, 2022.

In execution of the resolution of the Shareholders' Meeting of May 11, 2022, the Company purchased, until November 29, 2022 (date on which the Company's buy-back programme for 2022 ended), a total of 195,550,084 treasury shares representing 5.48% of the Company's capital, for a total value of €2,399,992,593.

That said, in line with what was announced at the above Shareholders' Meeting, the Board of Directors proposes to proceed with the cancellation of 195,550,084 treasury shares, according to the methods illustrated below.

The Company will not proceed with the cancellation of the 30,547,750 treasury shares, equal to approximately 0.86% of the current share capital, not purchased on the basis of the authorisation granted by the Shareholders' Meeting of May 11, 2022.

Since Eni shares do not have par value, the cancellation of the aforementioned 195,550,084 treasury shares will be a mere accounting operation, with the reduction of the reserve authorized by the amount of €2,399,992,593, and elimination of the same amount under the item “Treasury Shares”.

The share capital of Eni S.p.A., currently equal to €4,005,358,876.00, will therefore not undergo any reduction; the shares issued will decrease from 3,571,487,977 to 3,375,937,893 shares; the accounting parity of the remaining 3,375,937,893 shares making up the share capital will change from €1.121 to €1.186.

The cancellation of treasury shares has no effect on the economic result of the Company and does not give rise to differences in the value of the shareholders’ equity.

Following the approval of the proposed cancellation of 195,550,084 treasury shares held by the Company, significant shareholdings, as communicated until March 16, 2023, pursuant to Art. 120 of the CLF and CONSOB Resolution no. 11971/1999 and subsequent amendments, will undergo the following percentage changes 7:

Shareholder	Percentage of current share capital (3,571,487,977 shares)	Percentage of share capital after cancellation (3,375,937,893 shares)
Cassa depositi e prestiti S.p.A.	26.213%	27.731%
Ministry of the Economy and Finance	4.411%	4.667%
Eni S.p.A. (treasury shares)	6.331%	0.905%

The approval of the proposed cancellation of 195,550,084 treasury shares held by the Company requires an amendment of article 5.1 of the By-Laws, with a change in the number of shares making up the share capital (articles 5.2 and 5.3 of the By-laws remain unchanged).

The following is art. 5.1 of the By-Laws in the current and proposed text.

Current text	Proposed text
ART. 5	ART. 5

5.1 The share capital is €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six point zero zero) represented by 3,571,487,977 (three billion five hundred and seventy-one million four hundred and eighty-seven thousand nine hundred and seventy-seven) ordinary shares with no nominal value.

(unchanged)

5.1 The share capital is €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six point zero zero) represented by 3,375,937,893 (three billion three hundred and seventy-five million nine hundred and thirty-seven thousand eight hundred and ninety-three) ordinary shares with no nominal value.

(unchanged)

The cancellation resolution will be effective as from its registration in the Register of Companies pursuant to art. 2436, paragraph 5, of the civil code.

The proposed amendment does not give Shareholders the right of withdrawal, pursuant to Art. 2437 of the Italian Civil Code.

* * * * *

7 Significant shareholdings for the purposes of Art. 120 of the CLF are also updated through reports made by intermediaries pursuant to Art. 83-novies of the CLF when corporate rights are exercised.

Dear Shareholders,

You are invited to resolve as follows:

“The Extraordinary Shareholders' Meeting, having seen the Report of the Board of Directors,

resolves

1) to cancel 195,550,084 treasury shares with no par value leaving the amount of the share capital unchanged and proceeding to reduce the related reserve by the amount of €2,399,992,593 (equal to the book value of the cancelled shares);

2) to amend Article 5.1 of the By-laws as follows:

“5.1 The share capital is €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six point zero zero), represented by 3,375,937,893 (three billion three hundred and seventy-five million nine hundred and thirty-seven thousand eight hundred and ninety-three) ordinary shares with no nominal value”;

3) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolution taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to make any necessary additions, changes and formal deletions for registration in the Register of Companies and do whatever else is necessary and appropriate for the success of the resolution”.

Item 18

Cancellation of any treasury shares to be purchased under the terms of the authorisation pursuant to item 14 on the agenda of the ordinary part, without reduction of the share capital, and consequent amendments to Article 5 of the By-laws; related and consequent resolutions.

(extraordinary part)

Dear Shareholders,

with reference to the purchase of Eni ordinary shares submitted for your authorisation pursuant to item 14 on the agenda of the present Shareholders’ Meeting in ordinary session, the Board of Directors has called you to an extraordinary session to resolve on the proposal to cancel any treasury shares that will be purchased on the basis of the aforesaid authorisation for the purpose of paying to its Shareholders further remuneration for the distribution of dividends, for a maximum number of 275,000,000 treasury shares, representing approximately 8.15% of the Company’s share capital following the cancellation of the treasury shares pursuant to item 17 on the agenda.

The cancellation proposal is in line with the purposes of the purchase, as already stated in the Report containing an explanation of the aforementioned authorisation pursuant to item 14 on the agenda of the present Shareholders’ Meeting in ordinary session.

The cancellation — the execution of which is entrusted to the Board of Directors, with the option of delegation to the Chief Executive Officer and sub-delegation by the same — may be made also through several actions, including before the purchase of the maximum number of shares authorised today by the Shareholders’ Meeting in ordinary session under the terms of item no. 14 on the agenda and by and no later than July 2024.

The cancellation of treasury shares will not have effect on the Company's economic performance and will not modify the value of shareholders' equity.

The cancellation will be followed by the amendment of Art. 5.1 of the By-laws in the part in which they indicate the number of shares into which the share capital is divided.

It is proposed, therefore, to add a last paragraph to the current Art. 5 of the By-laws as explained in the table presented below. This paragraph will subsequently be annulled once the cancellation has been completed.

Current text	Proposed text
ART. 5	ART. 5
5.4 (non-existent)	5.4. The Extraordinary Shareholders' Meeting of May 10, 2023 authorised the cancellation of a maximum of 275,000,000 Eni treasury shares purchased in execution of the Plan approved by the Shareholders' Meeting of May 10, 2023, conferring delegated powers on the Board of Directors

– with the option of delegation to the Chief Executive Officer and sub-delegation by the same – to perform this cancellation, with several actions or at one time, by July 2024, to change, as a consequence, the number of shares indicated in paragraph 1 of this article, reducing it by a number of shares equal to those effectively cancelled and to proceed, after completing the cancellation, to annul this paragraph.

The Board believes that the proposed amendment does not give Shareholders the right of withdrawal pursuant to art. 2437 of the civil code.

* * * * *

Dear Shareholders,

Now therefore, on condition that today’s Shareholders’ Meeting in ordinary session has approved the authorisation for the purchase of treasury shares of the company pursuant to item 14 on the agenda of this report, you are asked to approve the following resolution on the present proposal:

“The Extraordinary Shareholders' Meeting, having seen the Report of the Board of Directors,

resolves

1) to authorise the Board of Directors, with the option of delegation to the Chief Executive Officer and sub-delegation by the same, to cancel up to a maximum of 275,000,000 treasury shares with no nominal value, which will possibly be purchased on the basis of the authorisation of the Shareholders' Meeting in ordinary session today for the purpose of remunerating the Shareholders. The cancellation will occur keeping the amount of the share capital unchanged and through the reduction of the related specific reserve (equal to the carrying amount of the shares cancelled);

2) to approve, as of now, after the treasury share cancellation pursuant to point 1 has been completed, the amendment of Art. 5, paragraph 1 of the By-laws in the part related to the number of shares into which the Eni S.p.A. share capital is divided, indicating in the same paragraph the number of shares that will effectively exist as a consequence of the execution of this cancellation;

3) to add a final paragraph in Article 5 of the By-Laws as follows:

The Extraordinary Shareholders' Meeting of May 10, 2023 authorised the cancellation of a maximum of 275,000,000 Eni treasury shares purchased in execution of the Plan approved by the Shareholders' Meeting of May 10, 2023, conferring delegated powers on the Board of Directors – with the option of delegation to the Chief Executive Officer and sub-delegation by the same – to perform this cancellation, with several actions or at one time, by July 2024, to change, as a consequence, the number of shares indicated in paragraph 1 of this article, reducing it by a number of shares equal to those effectively cancelled, and to proceed, after completing the cancellation, to annul this paragraph;

4) to grant the Board of Directors — with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate — all powers necessary to execute the resolution, taking all actions required, appropriate, instrumental and/or connected with the successful execution of the resolutions pursuant to the previous points, as well as to make any necessary additions, changes and formal deletions for registering in the Business Register and do whatever else is necessary and appropriate for the success of the resolution”.

The Chairwoman of the Board of Directors

Lucia Calvosa

ATTACHMENTS

1)	2023 Guidelines for Shareholders on the Board of Directors
2)	2023 Guidelines for Shareholders on the Board of Statutory Auditors
3)	Informative Document on Long-Term Incentive Plan 2023-2025

Eni SpA Board of Directors' Guidelines for Shareholders on the optimal composition of future Boards of Directors, pursuant to Recommendation 23 of the Corporate Governance Code

Approved on 22 February 2023

Preliminary Summary

The Board of Directors of Eni SpA, whose term of office expires with the approval of the financial statements for the year 2022, in compliance with the recommendations of the Corporate Governance Code (hereinafter referred to as "CGC"), in view of the renewal of the corporate bodies, submits to the Shareholders its Guidelines on the quantitative and qualitative composition deemed optimal for the Board of Directors1, taking into account the results of the Self-Assessment, carried out on an ongoing basis throughout the entire term of office.

The Guidelines provided by the outgoing Board come at the end of a term marked by numerous factors of significant strategic importance and transformative scope, not only with reference to the company but also the industry and the international context in which it operates.

The members of the Board emphasise that the company has in fact embarked on a major energy transition path, aimed at 2050, which has seen the development of three business plans, characterised by particularly ambitious and bold transformation goals.

In this process of change, the incumbent Board believes it has responsibly and competently fulfilled its role of strategic guidance, actively promoting and sharing objectives and constructively supporting the CEO and the entire management team in the process of diversification, transition and energy security which, moreover, began at a time strongly affected by both the impacts of the pandemic crisis and the more recent war and the consequent geopolitical and economic impacts.

The Board holds that it has achieved an important level of understanding of the complex management issues, developing significant experience and expertise in dealing with and making decisions on the topics addressed, thanks to the contribution of the professional skills and commitment and dedication devoted to the role by each Director, and also to the effectiveness of the collegial, balanced, competent and contributory work done.

The evaluations expressed emphasise the importance of guaranteeing, in the composition of the future Board, adequate continuity and the level of performance achieved, in order to ensure that the company continuously and constantly exercises its governance and policy-making functions through the Board of Directors, particularly in this extraordinarily complex and evolving economic situation, and taking into account the medium-long term industrial cycle that characterises the energy sector.

To that end, it is useful to point out that, as a result of reaching the three-mandate limit, two Directors currently in office, drawn from the minority list, will lose their Independence requirement, thus making it foreseeable that they will be replaced, and this already represents a factor of substantial change.

Context

During its 2020 - 2022 term of office, Eni's Board of Directors has, in a cohesive manner, discussed, resolved and implemented activities of significant strategic, economic and financial importance for the Company and for the national system, together with initiatives aimed at ensuring the maximum effectiveness of governance structures, summarised below:

1 The Corporate Governance Code recommends that shareholders submitting 'a list containing a number of candidates exceeding half of the members to be elected’ are required ‘to provide adequate information, in the documentation submitted for the filing of the list, on the consistency of the list with the guidelines expressed by the Board of Directors, also with reference to the diversity criteria set forth in Principle VII and Recommendation 8, and to indicate their candidate for the office of Chairman of the Board of Directors, whose appointment shall be made in accordance with the procedures set forth in the Articles of Association'.

1

-	Confirmation of the determination and awareness of the values that inspire Eni's purpose to arrive at a fair and inclusive energy transition, with the aim of preserving the planet and promoting access to energy resources in an efficient and sustainable manner for all, without neglecting the implementation of that necessary to guarantee energy security.
-	Definition of a Strategic Plan, updated annually, which has seen the acceleration of the decarbonisation strategy with the goal of reducing all emissions to zero by 2050 and which has been progressively adapted to the changed macroeconomic context, further complicated by the Russian invasion of Ukraine and the consequent geo-political and economic impacts, and the new energy security requirements, aimed at guaranteeing the supply of additional gas volumes for Italy and Europe.
-	Approval of a new organisational structure for the Company (with the establishment of two new general divisions: Natural Resources and Energy Evolution) and a new business model (so called “satellite”) that envisages the establishment of companies dedicated to the generation, transformation and sale of sustainable energy products, obtained from renewable sources, biomass and decarbonised processes.
-	Full integration of environmental and sustainability objectives into company strategies and policies, accompanied by the inclusion of sustainability parameters, also in remuneration policies.
-	Continuous effort to expand in-house expertise on safety issues - operational, health & safety and cyber - also with specific Induction programmes.
-	Definition and updating of a dividend policy aimed at sharing with investors the value generated through Eni's progress on its strategic path accompanied by modular buy-back programs;
-	Significant operations in the development of proprietary frontier technologies, such as the magnetic confinement fusion project.
-	Adoption of the best compliance and governance practices, also in compliance with the principles and recommendations of the CGC approved in 2020 by the Italian Corporate Governance Committee (of which Eni's Chairman is President), to which the company has adhered since 1 January 2021.

Size

The current size of the Board of 9 members (the maximum number established by the Articles of Association) remains optimal, and the Board recommends its continuation, allowing for the effective composition of the internal Board Committees and the important working contribution they offer to the strategic supervision role exercised by the Board, also thanks to the variety of skills and consolidated experience offered by the Directors.

The fact that independent directors represent a majority of the Board (currently 7 out of 9, including the Chairman) as defined under the law and the CGC is also an element to be favoured.

Diversity and Tenure

With reference to the various types of diversity currently represented - gender (4 women and 5 men), age (average 59, median 61), professional background (managers, professionals, academics) and geographical origin - the Board expresses positive assessments overall. The guidelines given are to maintain, and possibly expand, a balanced and diverse variety of skills, abilities and experience, also in the future composition. The Board recalls that, pursuant to Article 17.3 of Eni's Articles of Association, at least two-fifths of the Board must consist of directors of the less represented gender, rounded up to the next whole number.

2

With reference to tenure in office, the guidance expressed by the Board confirms the importance of not wasting the skills and experience acquired and consolidated in the current term, taking into account that a good 6 out of 9 Directors are in their first term and that 2 of the 3 Directors taken from the minority list will in any case have to be replaced due to having served for 3 terms, the maximum limit for continued recognition as independent.

Experience - Knowledge - Skills

In the 2022 Self-Assessment, the Board of Directors, as anticipated, emphasised the need to ensure the continuity necessary to implement the strategic guidelines and operational and organisational projects, in order to achieve and consolidate results and meet Eni's strategic and management objectives.

The Board of Directors, based on experience acquired through work completed and the scale of the challenges that will have to be faced in the new term to continue the path towards a just transition, combined with the requirements of energy security, recommends a composition that ensures high skills in differentiated areas are included, with experience and expertise that confirm and appropriately complement the qualitative composition of the Board.

In addition to full independence of judgement and accountability, the main requirements, in terms of distinctive experience, knowledge and skills, which the Board deems appropriate for all directors are:

-	Knowledge of the regulatory framework and governance mechanisms of listed companies and awareness of the Board of Directors' strategic guidance role in complex multinational industrial realities, acquired through experience on Boards of Directors of listed companies of a complexity comparable with that of Eni;
-	Knowledge of sustainability issues and the climate and environmental risk control, acquired through managerial or entrepreneurial roles and in industrial contexts comparable to those in which Eni operates;
-	International experience and knowledge of energy markets and the socio-political realities of the countries in which Eni operates.

The Board also assigns particular importance to 'soft' skills, with the main ones listed below:

-	Analytical, prioritisation and decision-making skills;
-	Social intelligence (listening, collaboration, dialogue and communication skills);
-	Awareness of the importance of the role and responsibilities;
-	Authoritativeness and ability to share professional expertise and opinions.

Should the Shareholders opt for a substantial change in the composition of the Board of Directors, it is emphasised that it is important for new Directors to be willing and motivated to follow a robust and structured onboarding programme, in order to minimise the time required to be able to fully exercise their role and contribute to the Board's task of strategic oversight.

3

Availability of Time

All candidates for future Eni Board Members must give full evidence guaranteeing the availability of the time necessary to participate, physically or possibly through video-conference, and to prepare for Board meetings (16 in 2022, for an average duration of more than 4 hours) and Committee meetings, as well as to participate in onboarding/induction sessions and, during their term of office, in ongoing training sessions, as well as in meetings, also off-site, with other Board Members.

In addition to the time required to attend meetings, it is also necessary to add the significant time (which can be estimated at between two and three times the scheduled meeting time) spent preparing for each meeting and, for the Chairpersons of the Board and each of the Committees, also the time dedicated to carrying out the role and activities of preparing, organising and coordinating Board and Committee meetings.

Roles of Particular Importance

Eni's Directors, aware of the high importance of certain roles within the Board of Directors, indicate the main specific characteristics of the representatives called upon to fill those roles:

Chairman of the Board of Directors

✓	be a figure with a high professional and value profile, independent, authoritative and credible, so as to play the role of guarantor towards Eni's shareholders and stakeholders;
✓	capable of guaranteeing, with high leadership qualities, transparent and proper management of the functioning of the Board of Directors;
✓	capable of fostering the integration of the different skills and experiences of Directors, contributing to constructive and effective debate and decision-making;
✓	have previous experiences in leading Boards of listed companies of comparable size, complexity and international status with regards to Eni;
✓	with attention and strong experience in corporate governance;
✓	with recognised personal and professional status.

Chief Executive Officer

✓	be a person of full and recognised authority and personal and professional standing, also at the international level, in a strategic sector such as the one in which Eni operates;
✓	who has gained significant and clearly successful managerial experience at the apex of companies of a size, complexity and importance, including geopolitical, comparable with that of Eni;
✓	who has the ability to lead and implement an extremely important transformation path;
✓	who has and can convey vision and strategic thinking;
✓	who has high charismatic and leadership qualities.

4

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

5

Guidelines for shareholders on the optimal qualitative/quantitative composition of the Board of Statutory Auditors

Document approved by the outgoing Board of Statutory Auditors at its meeting on 21 February 2023 as provided for by the CNDCEC Rules of Conduct for the
Boards of Statutory Auditors of Listed Companies of 26 April 2018

The next Shareholders' Meeting, convened for 10 May 2023, will appoint the new Board of Statutory Auditors. Therefore, the latter, having reached the end of its term and drawing on its experience and the results of a self-assessment1, provides the Shareholders guidelines on how to determine the best candidates to propose to the Shareholders' Meeting for the quantitative and qualitative composition of the Board of Statutory Auditors.

Context

The guidelines offered by the outgoing Board come at the end of a term marked by numerous factors of significant strategic and transformative significance, as well as the impacts of the pandemic crisis and recent geopolitical and economic events, which have further impacted control activities. The strategy of enhancing and evolving Eni's businesses, also through controlled corporate vehicles, the so-called 'satellite model', represents a distinctive element to be considered in relation to the supervisory activities of the Parent Company's Board of Statutory Auditors.

It should also be emphasised that, since Eni is listed on the New York Stock Exchange, the Board of Statutory Auditors also performs the role and duties of an Audit Committee pursuant to SEC rules and the Sarbanes-Oxley Act, i.e. it carries out functions additional to those envisaged by applicable legislation for issuers listed on the Italian market.

Finally, the responsibilities required of the auditing body have been and will be further expanded in terms of information flows and monitoring activities, in light of the entry into force of European-level implementing regulations, both recent and expected in the next three years (concerning, inter alia, statutory audit regulations and non-financial reporting).

Size, Requirements, Tenure and Diversity

The Company's By-laws provide for the composition of the Board of Statutory Auditors to consist of five statutory auditors and two alternate auditors, and among the requirements of professionalism, gives prevalence to commercial law, business economics and corporate finance.

The Board draws the shareholders' attention to the need to ensure the regulatory requirement that competence in the field in which the company operates must be held by the Board as a whole.

The Board recognises the value of diversity in its composition, not only with regard to gender, while respecting the primary objective of ensuring adequate competence and professionalism for its members.

Availability of Time

For an effective interpretation of one's role, it is of paramount importance that candidates offer complete evidence they can guarantee the necessary time to prepare for and participate in the demanding activities of the assignment 2.

1 In addition to the Rules of Conduct for the Board of Statutory Auditors, for the purposes of this document, it is considered that the recommendations addressed to the outgoing Board of Directors by the Corporate Governance Code may also be analogously applicable in the event of a renewal of the Board of Statutory Auditors (see, in particular, Articles 2 "Composition of Corporate Bodies" and 4 "Appointment of Directors and Self-Assessment of the Board of Directors").

1

To this commitment must also be added, for the Chairman of the Board of Statutory Auditors, the time devoted to carrying out the role and the activities of preparing, organising and coordinating the activities and meetings of the Board.

Experience, Skills

On the basis of the experience gained and the activities and challenges that the new body will have to face, the Board of Statutory Auditors considers it indispensable that the selected professionals have - on the whole - adequate experience in large and international listed companies in various industrial sectors, with highly structured and complex governance.

The Board has also identified an additional requirement for its efficient and effective functioning, namely the ability to work in a team and manage complexities in a constructive and balanced way. Decisive in this regard is the role of the Chairman, whose authority is essential both for creating cohesion and collaboration between Board members, and in the interaction with other corporate bodies, structures and people in general and, more specifically, with those responsible for the internal control and risk management system.

Lastly, the Board offers guidelines on how to assess, within the framework of the main contributions of skills, experience and knowledge, including "soft" skills, the following aspects that it believes support and appropriately complement the qualitative composition of the Board:

-	expertise in financial and non-financial reporting;
-	risk management, governance and compliance skills with reference to complex corporate groups;
-	skills and/or experience in climate change/energy transition;
-	experience in extraordinary finance and M&A transactions;
-	collaboration, influence and resolution of potential conflicts;
-	assertiveness, dialogue skills, authenticity, standing-up and communication skills.

Remuneration

The Board of Statutory Auditors deems it appropriate to mention the Corporate Governance Code3, which states that, in order to attract persons of adequate "standing", remuneration of the members of the control body must provide for an amount appropriate to the competence, professionalism and commitment required by the relevance of the role covered and by the company's size and sector characteristics, and be determined taking into account the remuneration practices widespread in the reference sectors and for companies of similar size,

2 In terms of meetings, in 2022: Board of Statutory Auditors (20 meetings, with an average duration of almost 4 hours); Board of Directors (16 meetings); Internal Board of Directors Committees (a total of 44 meetings, all attended by at least one Statutory Auditor); On-boarding/induction sessions; Coordination meetings relative to the entire Group.

3 Standard XV and Recommendations 25 and 30.

2

also considering comparable foreign realities and practices.

In order to assess the adequacy and fairness of the remuneration attributed by the Shareholders' Meeting to the members of the Board of Statutory Auditors, a useful indication is comparison with the remuneration paid to non-executive Directors, considered inclusive of remuneration for participation on Internal Board of Directors Committees, also for the purpose of consistent treatment of the corporate bodies.

3

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

4

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

INFORMATIVE DOCUMENT

PREPARED IN ACCORDANCE WITH ART. 114-BIS OF ITALIAN LEGISLATIVE DECREE NO. 58 OF 24TH FEBRUARY 1998 (CONSOLIDATED LAW ON FINANCE - TUF) AND ART. 84-BIS OF REGULATION ADOPTED BY CONSOB WITH RESOLUTION NO. 11971 OF 14th MAY 1999 AS SUBSEQUENTLY AMENDED (ISSUERS’ REGULATION)

LONG-TERM INCENTIVE PLAN 2023 – 2025

Introduction

This Informative Document, prepared in accordance with Art. 84-bis (Annex 3A, Scheme No. 7) of the Issuers’ Regulation, has been prepared by Eni SpA (“Eni”) to provide information to its shareholders and to the market on the proposed adoption of the Long-Term Share Incentive Plan 2023-2025 (the “Plan”), approved by the Board of Directors of Eni on 16th March 2023, which will be submitted for approval in accordance with Art. 114-bis of the Consolidated Law on Finance to the Ordinary Shareholders' Meeting convened on 10th May 2023, in single call (the “Shareholders' Meeting”).

The Plan provides for the granting of “Eni Shares” free of charge determined on the basis of company performance objectives.

This Plan applies to Eni and its subsidiaries, excluding those with shares listed on regulated markets and companies controlled by them, and it is considered to be of “major significance” under Art. 84-bis, paragraph 2, of the Issuers’ Regulation since it is intended for the persons referred to in Art. 114-bis of the Consolidated Law on Finance, and more specifically:

i)	for the Chief Executive Officer of Eni who will be appointed by the Board of Directors following the Shareholders’ Meeting;
ii)	for the managers of Eni and its subsidiaries who fall under “Senior Managers deemed Critical for the Business”, identified from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni SpA and its subsidiaries, including Eni Managers with Strategic Responsibilities.

This Informative Document is available to the public at the registered office of Eni in Piazzale E. Mattei 1, Rome, in the "Governance" section of the Eni website (www.eni.com) and using the methods specified by Art. 84-bis of the Issuers’ Regulation.

Definitions

A description of the meanings of certain terms used in the Informative Document is given below:

Eni/Company	Eni SpA (with registered office in Piazzale E. Mattei 1, Rome).
Chief Executive Officer	The Chief Executive Officer of Eni.
Beneficiaries	The addressees of the Plan.
Managers with Strategic Responsibilities	In accordance with Art. 65, paragraph 1-quater of the Issuers’ Regulation, the managers of Eni who have the power and responsibility, directly or indirectly, for planning, directing and controlling Eni. The managers with strategic responsibilities of Eni are the Chief Operating Officer and Executives who report directly to the Chief Executive Officers and President of Eni and, in any case, the members of the Company's Management Committee.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

Senior Managers deemed Critical for the Business	The managers of Eni and its subsidiaries identified during the annual implementation of the Plan from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees and/or in service at Eni and its subsidiaries, including Eni Managers with Strategic Responsibilities.
Board of Directors	The Board of Directors of Eni.
Management Committee	The Management Committee of Eni, having an advisory and supporting role for the activities of the Chief Executive Officer.
Compensation Committee	The Eni committee, composed entirely of non-executive and independent directors, whose composition, appointment, tasks and operating methods are governed by a special Regulation approved by the Board of Directors, having an advisory and consultative role in matters relating to remuneration.
Subsidiaries	Entities controlled by Eni in accordance with Art. 93 of the Consolidated Law on Finance. For the purposes of the Plan, this excludes Subsidiaries whose shares are listed on regulated markets and the companies they control.
Awarded Shares	Number of Eni Shares communicated to Beneficiaries at the beginning of the Vesting Period as grantable at the end of the same Vesting Period, in accordance with the performance and retention conditions laid down by the Plan Regulation. The number of awarded Eni Shares is conventionally calculated based on a set percentage of the fixed remuneration, in accordance with the level of responsibility/criticality of the role.
Award Price of Eni Shares

Price calculated as an average of the daily official prices of the Eni Share (source: Bloomberg). The period is between:

▪    the last trading day of the month before the date of the Board of Directors meeting to annually approve the Plan Regulation and the award to the Chief Executive Officer; and

▪    the first trading day of the 4th month before the date of the Board of Directors meeting referred to above.

Granted Shares	Number of Eni Shares granted free of charge to the Beneficiaries at the end of the predetermined period (Vesting Period) depending on the number of Eni Shares awarded at the beginning of the Vesting Period and the actual performance levels achieved, in accordance with the terms and conditions of the Plan Regulation.
Vesting Period	Three-year period between the time when the shares are awarded and the time that the shares can be granted free of charge.
Performance Period	Three-year period for measuring performance, in accordance with the defined criteria, from 1st January of the year of award to 31st December of the year before granting.
Lock-up period	Period, starting from grant date, during which Eni Shares cannot be transferred and/or sold, by managers employed.
Peer Group	The group of companies used to assess the results of relative performance parameters, comprising six energy companies comparable with Eni since they are characterised by an integrated portfolio and more mature energy transition and decarbonisation paths: BP, Equinor, OMV, Repsol, Shell and TotalEnergies.
Regulation	The document, approved annually by the Board of Directors, that governs the terms and conditions of each annual award of the Plan.
Total Shareholder Return (TSR)	Indicator that measures the overall performance of a share as the sum of capital gains and reinvested dividends.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

Reference Stock Market Index

Index representing the Stock Market on which the Eni Share or one of the Peer Group company’s Shares are traded. The list of companies in the Peer Group and their respective Reference Stock Market Indices are given below:

-    Eni: FTSE MIB Index of the Borsa Italiana Stock Exchange

-    BP: FTSE 100 Index of the London Stock Exchange

-    Shell: AEX Index of the Amsterdam Stock Exchange

-    TotalEnergies: CAC 40 Index of the Paris Stock Exchange

-    Equinor: OBX Index of the Oslo Stock Exchange

-    OMV: ATX Index of the Vienna Stock Exchange

-    Repsol: IBEX-35 index of the Madrid Stock Exchange

TSR of the Reference Stock Market Index	TSR of the Reference Stock Market Index calculated using the same methods employed for the TSR of Eni Shares and those of the companies in the Peer Group.
Correlation Index (ρ)	Index, with a value between -1 and +1, which measures the linear relationship between: (i) the daily returns of reference prices of a share and (ii) the daily returns of the listings of the corresponding Reference Stock Market Index, calculated in the period between the first day of the month before the beginning of the Performance Period and the last day of the Performance Period.
Organic Free Cash Flow	Cash flow available to the Company, resulting from the difference between cash flows from operations and cash flows for organic investments.
Decarbonisation	A set of actions aimed at the progressive reduction of greenhouse gas emissions from productive or, more generally, anthropogenic activities.
Energy Transition	Complex and long-term process that involves structural changes in the way energy is produced and used, related to the availability of new energy sources and technologies, as well as the developments in consumer demand and environmental policies and regulations.
Circular Economy

System where all activities are organised in such a way that waste become a resource for a new production cycle. The system is based on three key principles:

-  Elimination of waste and pollution;

-  Optimisation of return of resources with a maximum utilisation of products, components and materials over time;

-  Regeneration of natural systems.

Eni Shares	Ordinary shares issued by Eni, listed on the Electronic Stock Market of Borsa Italiana.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

1.	The addressees
1.1	Indication of the name of the addressees who are members of the board of directors or management board of the financial instrument issuer, of the companies controlling the issuer and the companies directly or indirectly controlled by it

The Plan applies to the Chief Executive Officer who will be appointed by the Board of Directors following the Shareholders’ Meeting called to approve the financial statements at December 31, 2022.

If any of the Beneficiaries described in paragraph 1.2 below are persons who, under current regulations, must be identified by name, also in relation to the position of Director possibly held in a Subsidiary, the Company will provide the market with the relevant information at the time of the notifications provided for by Art. 84-bis, paragraph 5 of the Issuers’ Regulation.

1.2	The categories of employees or collaborators of the financial instrument issuer and companies controlling or controlled by this issuer

The managers of Eni and its Subsidiaries identified as Senior Managers deemed Critical for the Business at the time of the annual implementation of the Plan (currently 390 managers).

1.3	Name of the parties benefitting from the plan belonging to the following groups:
a)	General Managers of the financial instrument issuer

The Plan also applies to the General Managers appointed by Eni’s Board of Directors.

b)	other Managers with Strategic Responsibilities of the financial instrument issuer not classed as a "small", in accordance with Article 3, paragraph 1, letter f) of Regulation no. 17221 of 12 March 2010, if they have, during the course of the year, received total compensation (obtained by adding the monetary compensation to the financial instrument-based compensation) in excess of the highest total compensation attributed to the members of the board of directors or management board, and to the general managers of the financial instrument issuer

Not applicable.

None of Eni’s Managers with Strategic Responsibilities have received total compensation during the course of the year in excess of the highest total compensation attributed to the members of the Board of Directors.

c)	natural persons controlling the share issuer, who are employees or who collaborate with the share issuer

Not applicable.

1.4	Description and numerical indication, broken down according to category:
a)	Managers with Strategic Responsibilities other than those specified under letter b) of paragraph 1.3

Managers with Strategic Responsibilities of Eni currently number 25.

b)	in the case of “small” companies, in accordance with Article 3, paragraph 1, letter f) of Regulation No. 17221 of 12 March 2010, the indication for the aggregate of all Managers with Strategic Responsibilities of the financial instrument issuer

Not applicable.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

c)	any other categories of employees or collaborators for which different characteristics are envisaged for the Plan (e.g. Managers, middle management, employees, etc.).

Not applicable.

2.	The reasons behind the adoption of the Plan
2.1	Objectives to be achieved by means of the attribution of the Plan

With the expiry of the 2020-2022 Long-Term Share Incentive Plan, a new 2023-2025 sharebased ILT plan has been introduced to support the achievement of the guidelines defined in the Company's Strategic Plan by promoting the alignment of management interests with the priority goal of creating sustainable value for shareholders, through an adequate balance of performance parameters.

The Plan envisages performance conditions, in support of the implementation of the Strategic Plan, that are consistent with the objectives communicated to the market and in line with shareholders’ interests, concerning: the return on Eni shares (Total Shareholders Return), economic/financial performance (organic Free Cash Flow) and environmental sustainability and energy transition objectives (decarbonisation, energy transition and the circular economy), in line with the interests of all stakeholders.

The Plan provides for three annual awards, each of which includes a three-year Vesting Period in line with the best practice in the industrial sector internationally.

2.2	Key variables, including in the form of performance indicators, considered in order to attribute the financial instrument based plans

The incentive levels are defined as a percentage of fixed remuneration, in accordance with the following principles of the remuneration policy adopted by Eni:

-	compensation package for management suitably balanced between: (i) a fixed component consistent with the powers and/or responsibilities assigned, in addition to being sufficient to remunerate service if the variable component is not paid, and (ii) a variable component defined within maximum limits and designed to link remuneration to actual performance, taking account of the risk profiles of the business;
-	consistency of the total remuneration with the market levels applicable for similar positions or roles with a similar level of responsibility and complexity, based on panels of companies that are comparable to Eni;
-	variable remuneration for managerial positions that have a greater influence on business performance characterized by a significant percentage of long-term incentive components, through appropriate deferment over a period of at least three years, in line with the long-term nature of Eni’s business and with the associated risk profile.

The performance indicators are given in paragraph 4.5 below.

2.3	Elements underlying the determination of the entity of the financial instrument based compensation, namely the criteria with which to determine it

See paragraph 2.2 and 4.5.

2.3.1	More detailed information

The value of the Eni Shares awarded for each beneficiary differ in accordance with the level of responsibility/criticality of the role, up to a maximum of 150% of fixed remuneration, which is the component of annual remuneration whose payment is guaranteed.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

The link with performance conditions is covered in paragraph 4.5.

2.4	The reasons underlying any decision to attribute financial instrument based compensation plans not issued by the financial instrument issuer

Not applicable.

2.5	Evaluations with regards to significant tax and accounting implications which have affected the definition of the plans

The structure of the Plan has not been affected by applicable tax regulations or accounting considerations.

2.6	Any support of the plan by the special Fund to encourage workers to participate in businesses, pursuant to Article 4, paragraph 112 of Italian Law no. 350 of 24 December 2003

Not applicable.

3.	Approval procedure and timing for the granting of instruments
3.1	Scope of powers and functions delegated by the shareholders’ meeting to the board of directors in order to implement the Plan

The Eni Board of Directors Meeting on 16th March 2023 resolved, based on a proposal by the Compensation Committee of 8th March 2023 and with the abstention of the Chief Executive Officer, to submit the Plan to the Shareholders’ Meeting for approval.

Following the approval of the Shareholders’ Meeting, the Board of Directors will implement the Plan, deliberating the annual allocation of Eni Shares in favour of the CEO and, on the proposal of the Compensation Committee, the approval, for each annual award, of the Regulation and the targets of the absolute objectives, as well as, also through delegated subjects, the identification of beneficiaries on the basis of the defined criteria and any other terms and conditions for implementation to the extent they do not conflict with the resolutions of the Shareholders’ Meeting.

3.2	Indication of the parties appointed to administrate the plan and their function and competence

Administration of the Plan is entrusted to the competent Eni functions.

3.3	Any procedures in place for the review of plans, including in relation to any alteration of the basic objectives

There are no procedures for amending the Plan except as provided in paragraph 4.23.

3.4	Description of the methods by which to determine the availability and grant the financial instruments on which the Plan is based

The Plan provides for the granting of Eni Shares free of charge after three years from their award depending on the achievement of predefined performance conditions.

3.5	The role played by each director in determining the characteristics of said Plan, any situations of conflict of interest arising concerning the relevant directors

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

In line with the recommendations of the Corporate Governance Code for Listed Companies, which Eni has adopted, the conditions of the Plan have been defined based on a proposal by the Compensation Committee. The proposal to submit the Plan to the Shareholders’ Meeting, in accordance with Art. 114-bis of the Consolidated Law on Finance, was then approved by the Board of Directors, with the abstention of the Chief Executive Officer, after obtaining the favourable opinion of the Board of Statutory Auditors in accordance with Art. 2389, paragraph 3, of the Italian Civil Code.

The Plan, in relation to its Beneficiaries, constitutes a related party transaction subject to the approval of the Shareholders’ Meeting in accordance with Art. 114-bis of the Consolidated Law on Finance, therefore the specific procedures defined by Consob resolution No. 17221 of 12.3.2010 (“Regulation on related party transactions”) are not applied, in accordance with the provisions of the paragraph 10 of the Management System Guideline “Transactions with the interests of Directors and statutory auditors and transactions with related parties” adopted by Eni.

3.6	Date of the decision taken by the competent body to propose the approval of the plan to the shareholders’ meeting and any proposal of a remunerations committee, where existing

On 16th March 2023, the Board of Directors, based on a proposal by the Compensation Committee of 8th March 2022, resolved to submit the Plan to the Shareholders’ Meeting.

3.7	Date of the decision taken by the competent body with regards to the granting of instruments and the potential proposal to said body by a remunerations committee, where existing

The Plan’s implementation is resolved annually by the Board of Directors based on the proposal by the Compensation Committee, by the end of October for the award of Eni Shares by the end of November. Eni Shares are granted by the end of November of the year following the end of the three-year performance period, after the results are approved by the Board of Directors, subject to verification and approval by the Compensation Committee.

3.8	The market price, recorded on said dates, for the financial instruments on which the plans are based, if traded on regulated markets

The official Eni Share price at 16th March 2023 (the date of approval by the Board of Directors to submit the proposed Plan to the Shareholders’ Meeting):

€ 12.1543.

3.9	In the case of plans based on financial instruments traded on regulated markets, in what terms and how the issuer considers, when identifying the timing of the granting of instruments in implementation of the plan, the possible timing coincidence of:
i)	said granting or any decisions taken in this regard by the remunerations committee; and

ii) the diffusion of any significant information in accordance with Art. 114, paragraph 1 of the Consolidated Law on Finance: for example, if such information is: a) not already public and able to positively affect marketing listings, or b) already public and able to negatively affect market listings.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

The Plan and its terms and conditions are previously approved with the ex-ante determination of the timing and the criteria for determining the number of Eni Shares to be granted without the possibility of exercising discretionary powers.

The number of Eni Shares to award to each beneficiary is calculated based on a set percentage of fixed remuneration (linked to the level of the position held) and with regard to the Award Price of Eni Share. The length of the period (4 months) considered for calculating the Award Price of Eni Shares rules out the possibility that the award can be significantly affected by the possible dissemination of inside information within the meaning of article 114, paragraph 1, of the Consolidated Law on Finance.

The granting of Eni Shares free of charge to each beneficiary takes place by the year after the one in which the three-year performance period ends, (from 1st January of the award year to 31st December of the 3rd year), based on the Shares awarded and the performance results approved by the Board of Directors, subject to verification and approval of the Compensation Committee.

Beneficiaries are required to comply with the provisions of insider dealing legislation and applicable regulations, in particular with reference to the disposition of the shares involved in any granting after the verification of the achievement of the performance objectives.

4.	The characteristics of the instruments awarded
4.1	Description of the ways in which the compensation plans based on financial instruments are structured

The Plan provides for three annual awards of Eni Shares free of charge that may be granted after three years. The amount of the grant of Eni Shares is linked with the performance conditions achieved according to the specified parameters and other conditions.

For the purposes of the grant of Eni Shares to the Beneficiaries, Eni Shares already held as treasury shares will be used, allocated to serve the Plan subject to a specific resolution of the Shareholders’ Meeting.

4.2	Indication of the period of effective plan implementation also with reference to any different cycles envisaged

The Plan provides for three annual awards for the period 2023-2025. Each award is subject to a Vesting Period of three years and consequently the period of implementation of the Plan runs from 2023 to 2028, as described in the scheme below.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

4.3	Plan expiration

The Plan will expire in 2028, at the end of the Vesting Period for the last award in 2025.

4.4	Maximum number of financial instruments, also in the form of options, granted each tax year in relation to the entities identified or the specified categories

The number of Eni Shares to award will be calculated based on a set percentage of the fixed remuneration, which is the component of the annual remuneration whose payment is guaranteed, and on the Award Price of Eni Share.

The number of Eni Shares to be granted will be defined as a percentage of those awarded, as specified in paragraph 4.5 below.

4.5	Methods and clauses for the implementation of the plan, specifying if the effective attribution of the instruments is subject to conditions being met or given results being achieved, including performance-related; a description of said conditions and results

The performance conditions of the Plan are related to four objectives, assessed for each Performance Period in comparison with the Peer Group or in absolute terms vs the target figures of the Strategic Plan, after a careful process of verifying the results actually achieved by the Remuneration Committee, which supports the resolutions passed on the issue by the Board of Directors.

The Objectives and related weightings are as follows:

•	25% Market objective: linked to the Total Shareholder Return (in comparison with Peer Group)
•	40% Economic and financial objective: Organic Free Cash Flow (absolute vs the target set forth in the Strategic Plan)
•	35% Environmental Sustainability and Energy Transition objectives, as follows:
-	10% Decarbonisation Objective: upstream GHG net emissions Scope 1 and Scope 2 equity (absolute vs the target set forth in the Strategic Plan)
-	15% Energy Transition objective: installed capacity of electricity generation from renewable sources (7.5%) and bio-jet fuel production capacity (7.5%) (absolute vs the target set forth in the Strategic Plan)
-	10% Circular Economy Objective: vertical integration percentage of the agribusiness for the production of bio-fuels (absolute vs the target set forth in the Strategic Plan)

The descriptions of each parameter are given below, together with related definition and performance verification methods, and the determination of shares to be granted at the end of the vesting period.

Relative parameters

-	Market Objective: measured as the difference between the Total Shareholder Return (TSR) of Eni Shares and the TSR of the FTSE Mib Index of Borsa Italiana Stock Exchange, adjusted with the Correlation Index, compared with similar differences for each company of the Peer Group, as shown in the following formula (weighted at 50%):

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

Where:

TSRA: TSR of Eni or one of the companies in the Peer Group

TSR I: TSR of the reference stock market index of the company to which the TSRA applies;

pA,I : Correlation Index

The TSR is calculated for all the companies in the performance period over three years in US dollars (USD), as the ratio between the 2 following terms:

a)	the difference (i) between the average reference price of the shares in the four months before the end of the performance period (in the case of dividends distributed during the Performance Period and in the four months before this, the share prices are adjusted by considering the dividends reinvested in the same share) and (ii) the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed in the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share);
b)	the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed during the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share).

For Eni and the Peer Group companies whose reference share prices are not originally expressed in USD (Eni, BP, TotalEnergies, Shell, Equinor, Repsol and OMV), the above averages are calculated by converting to USD the daily reference prices of the shares and any dividends using the Bloomberg daily exchange rate (London close).

The TSR of each Reference Stock Market Index is calculated using the same methods employed for the TSR of Eni and of the companies in the Peer Group, including conversions to USD. Therefore, the Correlation Index is calculated considering the prices of the shares of the companies and the quotations of their Reference Stock Market Index appropriately converted to USD.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

The result of the relative parameter is determined on the basis of a partial multiplier, varying between zero and 180% and calculated based on the positioning in the Peer Group according to the following scale, with minimum performance set at the median positioning level (4th place).

Absolute parameters

-	Economic-financial objective: measured as the Organic Free Cash Flow cumulated in the three-year reference period, compared to the equivalent cumulated value provided for in the first 3 years of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.
-	Decarbonisation objective: measured in terms of upstream net GHG emissions Scope 1 and Scope 2 equity (tCO2eq) at the end of the three-year reference period compared to the same value expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of attribution and kept unchanged over the performance period.

The result of the parameter is determined according to the International GHG Emission Reporting Standards (e.g. GHG protocol) appropriately implemented in the Eni regulatory system, with independent verification of final data by certification Companies.

-	Energy transition objective: i) installed electricity generation capacity from renewable sources measured in megawatts (MW), ii) biojet fuel production capacity measured in ktons. The results of both parameters will be assessed at the end of the three-year reference period compared with the corresponding values expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of attribution and kept unchanged in the performance period.
-	Circular Economy objective: measured in terms of the percentage value of vertical integration of Agribusiness for the production of biofuels at the end of the three-year reference period, compared with the provisions of the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

The verification of absolute parameters is conducted net of exogenous variables1, using the gap-analysis approach approved by the Remuneration Committee, in order to enhance the effective corporate performance deriving from the management action

1 Exogenous variables are those events that, due to their nature or though Company choice, are not under the control of the managers, such as, for example, Oil & Gas prices or the euro/dollar exchange rate.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

The result for each absolute parameter will be assessed on the basis of a partial multiplier ranging between 0 and 180% determined as a function of performance as in the following chart.

The performance levels (threshold, target and maximum) of the absolute parameters for the first 2023 award (with performance period 2023-2025) are shown in the following table.

The targets for subsequent awards will be determined and disclosed in the Remuneration Report of the award year.

The number of shares to grant (AAS) at the end of the vesting period is determined using the following formula:

AAS = AAT x MF

where AAT is the number of Eni shares awarded and MF is the final multiplier equal to the weighted average of the partial multipliers of each parameter.

No Eni Shares are granted if the Final Multiplier is lower than 40%.

Finally, the Plan provides for the adoption, through the specific Regulation approved by the Board of Directors, on the proposal of the Remuneration Committee, of clawback and malus mechanisms that allow to apply:

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

-	the restitution of the variable component of remuneration, if already paid and/or granted (clawback);
-	the withholding/withdrawal of the variable components of remuneration, already vested but not yet paid and/or granted (malus).

These mechanisms shall apply in cases when the incentives (or the rights thereto) have vested based on data that subsequently proved to be manifestly misstated or in cases of wilful alteration of the same data.

The same mechanisms shall apply in cases of termination for disciplinary reasons, including serious and intentional violations of law and/or regulations, the Code of Ethics or Company rules, without prejudice to any action allowed under law for the protection of the Company’s interests.

The Policy provides that the activation of recoupment claims (or withdrawal of incentives awarded but not yet paid) must take place, once appropriate verification has been completed, within three years of payment (or award) in cases of error, and within five years in cases of deliberate intent to defraud.

4.6	Indication of any restrictions of availability affecting the instruments attributed or the instruments from the year of the options, with specific reference to the terms within which the subsequent transfer to the company or third parties is permitted or prohibited

In order to further enhance alignment with the interests of shareholders over the long term, the Plan states that, at the end of the Vesting Period, 50% of the Eni Shares granted are subject to a lock-up period of 2 years, i.e. the Eni Shares cannot be transferred and/or sold, by managers in service, for 2 year after the grant date, in line with the provisions of the Corporate Governance Code.

4.7	Description of any termination conditions in relation to the attribution of plans in the event that the addressees should carry out hedging operations that enable the neutralisation of any prohibitions of the sale of the financial instruments granted, also in the form of options, or financial instruments arising from the exercise of these options

Not applicable.

4.8	Description of the effects determined by the termination of employment

The Regulation of the Plan provides as follows:

-	in the cases of consensual termination of the Beneficiary’s employment relationship, or the loss of control by Eni of the Subsidiary of which the Beneficiary is an employee, or the transfer of the company (or of the business unit) of which the Beneficiary is an employee to a non-subsidiary, occurring by the date on which the Board of Directors establishes the final percentage for the grant, the cash value of a predefined percentage of the number of Awarded Shares, based on the Award Price, will be paid to the Beneficiary in proportion to the period between the award and the occurrence of the above events, as well as in relation to the results recorded during this period;
-	in the case of the Beneficiary’s death, the heirs retain the right to receive the entire amount of the Awarded Shares at the Award Price;
-	in the cases of unilateral termination of the employment relationship, if the event occurs during the Vesting Period, there is no payment/granting of the Shares.

If the Chief Executive Officer is not reappointed at the end of the mandate, the granting of Eni Shares of each award will be made pro-rata with respect to the period of stay in the office, according to the results of performance achieved during the same period. In the other cases, the Plan Regulation will apply.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

4.9	Indication of any other causes for the cancellation of the plans

In the event that the market conditions of Eni Share do not allow the implementation of the Plan within the limits of the defined provision, the Board of Directors may review the terms of the Plan or possibly cancel it.

4.10	Reasons in relation to the potential provision for “redemption” by the Company of the financial instruments covered by the plans, arranged in accordance with Art. 2357 et seq. of the Italian Civil Code; the beneficiaries of the redemption, specifying if it is only intended for specific categories of employees; the effects of the termination of employment on said redemption

Not applicable.

4.11	Any loans or other benefits intended to be granted for the purchase of shares in accordance with Art. 2358 of the Italian Civil Code

Not applicable.

4.12	Indication of assessments of the forecast burden for the company on the date of the related granting, as can be determined on the basis of the terms and conditions already defined, for the total amount and in relation to each plan instrument

The execution of the Plan provides for a maximum of 16 million treasury shares to be assigned for all grants, and can also use thereto the approximately 6.7 million treasury shares originally allocated to the ILT 2020-2022 Plan and no longer assignable. The maximum number of grantable shares has been estimated in the event of achievement of maximum performance (180%), in the Vesting Period of each attribution and taking into account the value of the 1st decile of prices recorded by Eni shares over the last three years.

The corresponding cost to the Company of the implementation of the Plan, depending on the number of Eni Shares actually assigned and on the Award Price of Eni Shares, is currently not determinable and will be communicated in accordance with art. 84-bis of the Issuers' Regulation.

4.13	Indication of any dilution effects on the capital determined by the compensation plans

There is no impact on the amount of the share capital, as the Eni shares allocated to serve the Plan will be composed exclusively of Eni treasury shares already held, subject to specific authorization of the Shareholder’s Meeting.

The possible grant to Beneficiaries of Eni treasury shares will dilute the voting rights of the other Eni shareholders. Currently the voting rights attaching to Eni’s treasury shares are suspended in accordance with art. 2357-ter, paragraph 2, of the Italian Civil Code; once assigned to the Beneficiaries, these Eni Shares will give voting rights to their owners. The grant of Eni Shares to Beneficiaries can give rise to a maximum dilution of voting rights of 0.5% For example, a package of shares representative of 1% of voting rights before granting would be diluted maximally at 0.995%.

Eni	Informative Document – Long-Term Incentive Plan 2023-2025

4.14	Any limits envisaged for the exercise of voting rights and the attribution of economic rights

Eni Shares granted at the end of the Vesting Period will enjoy ordinary rights since no limits to the exercise of voting rights or economic rights for these shares are envisaged, except as provided in paragraph 4.6.

4.15	If shares are not traded on regulated markets, all information that will help fully assess the value that can be assigned to them

Not applicable.

4.16 – 4.22 Not applicable.

4.23	Criteria for the adjustments necessary following extraordinary capital operations and other operations entailing the change in the number of underlying instruments (capital increases, extraordinary dividends, groupings and splitting of the underlying shares, mergers and spinoffs, conversions into other share categories, etc.)

Eni’s Board of Directors, where the conditions exist, may adapt the terms and conditions of the Plan as a result of the following operations:

a)       grouping or splitting of shares representing Eni’s capital stock;

b)       increase of Eni’s capital stock free of charge;

c)       increase of Eni’s capital stock against payment, also through the issue of shares with warrants attached, bonds convertible into Eni shares and bonds with warrants to subscribe Eni shares; the sale of treasury shares that are not at the service of Share Incentive Plans is equated with a capital stock increase;

d)       reduction of Eni’s capital stock;

e)       distribution of extraordinary dividends with withdrawals from Eni reserves;

f)       merger, if this entails changes to Eni’s capital stock;

g)       spin-off of Eni;

h)       granting of assets in the Eni portfolio to shareholders;

i)       public purchase offers or public purchase and exchange offers involving Eni shares.

4.24	Share Issuers will add the attached table 1 to the Informative Document

The table containing information on the Plan will be provided, in accordance with Art. 84- bis of the Issuers’ Regulation, at the time the Shares are awarded during the implementation of the Plan to be approved by Eni’s Board of Directors.